FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS S.A.
Santa Rosa 76
Santiago, Chile

NOTICE OF EXTRAORDINARY SHAREHOLDERS’ MEETING
To be held on December 20, 2012

To the Holders of American Depositary Shares of Enersis S.A. (“ADS Holders”):

NOTICE IS HEREBY GIVEN that an Extraordinary Shareholders’ Meeting, including any adjournments or postponements thereof (the “Meeting”), of Enersis S.A., a publicly-held limited liability stock company organized under the laws of the Republic of Chile (the “Company” or “Enersis”), will be held at 12:30 P.M. in the “Las Américas” room of the Intercontinental Hotel, Vitacura 2885, Las Condes, Santiago, Chile.  The purpose of the Meeting is to address the following issues:

1.      Approve, in accordance with the terms of Title XVI of Law 18,046 of the Chilean Companies Act, a related party transaction that consists of the capital increase described in the following agenda items set forth in this Notice of Extraordinary Shareholders’ Meeting, taking into consideration relevant information to the background of the transaction that is available to shareholders at the Company’s headquarters and on the Company’s website: www.enersis.cl.

2.      Increase the issued capital by an amount determined in Chilean pesos (“Ch$”), the legal currency of Chile, that will not be lower than US$5,915 million or higher than US$6,555 million, at an exchange rate of Ch$482.29 per US dollar, or by such amount as may be definitively determined by the shareholders at the Meeting. This capital increase would be accomplished by the issuance of the number of shares to be determined to give effect to the foregoing.  All the shares that will be issued will be nominative and common, from a single special series without preference and without nominal value, to be called Series B.  This Series B will have exactly the same rights as the shares already issued, with the sole exception of their currency exchange rights. Series B shares will be created with the single purpose of differentiating these new shares from those shares already issued, as the existing shares are governed by the Exchange Convention agreed to on September 24, 2008 between the Company, Citibank N.A. (the “Depositary”), and the Chilean Central Bank.

3.      Approve all of the non-monetary contributions that may be capitalized and their respective contribution values, submitting to a vote in compliance with articles 15 and 67, number 6 of the Chilean Companies Act the valuations included in the independent appraisal reports issued by Mr. Eduardo Walker H., by IM Trust Asesorías Financieras S.A. and by Claro y Asociados Ltda.  These reports are available to shareholders on the Company’s website: www.enersis.cl and at the Company’s headquarters.  Therefore, the shares that would be issued as part of the capital increase will be paid either in cash or by the contribution of ownership of all the equity interests of Cono Sur Participaciones, S.L., a company that will hold the portfolio of share ownerships described in the aforementioned reports.

4.      Agree on a subscription price of the shares to be issued by the Company, or alternatively, establish a formula to determine the subscription price, and in the latter case delegate to the Board of Directors the determination of such price based on such formula, as long as the subscription period commences within 180 days following the date of the Meeting, in accordance with article 23 of the Chilean Companies Act Rules.  Based on the resulting subscription price, the Board of Directors must offer the number of shares corresponding to the number of shares that is strictly necessary so that, in relation to such price, the amount of the capital increase is obtained.  Information will be made available about the terms and treatment of the issuance and subscription costs of the shares, as well as their amounts.

5.      Establish (i) that the share subscription offer must be made in the first instance within the preemptive subscription period established by article 25 of the Chilean Companies Act, (ii) that the remaining shares not subscribed within the initial period must be offered in a subsequent subscription period, at no lower price, and on terms and conditions not more advantageous than those offered in the preemptive subscription period, and (iii) the deadlines within which the shares must be issued, subscribed and paid.

6.      Approve that all the share subscription contracts should be subject to the fulfillment of a condition precedent that sufficient shares shall have been subscribed and paid for, whether during the preemptive subscription period or during a subsequent subscription period, so as to permit the parent company, Endesa, S.A. (“Endesa Spain”), to subscribe and pay on a pro rata basis for the total amount of shares in proportion to its ownership interest, without exceeding the threshold of 65% of the outstanding issued shares with voting rights established by Chilean law and the Company’s bylaws.  In the event that the total amount of shares subscribed and paid for would result in Endesa Spain exceeding this threshold, the condition would automatically be deemed not satisfied, in which case the share subscription contracts would not be legally binding and the subscription amount tendered would be returned to the subscribers.

7.      To approve the use of proceeds from the capital increase.

8.      Amend articles fifth (permanent) and second (temporary) of the Company’s bylaws according to the capital increase agreements adopted at the Meeting and authorize Company’s management to prepare an amended and restated version of the bylaws.

9.      Agree on those other aspects of the described capital increase transaction that the Meeting deems appropriate to approve, and that would be necessary or ancillary to the aforementioned transaction.

10.  Adopt all agreements necessary and convenient for the development and implementation of the respective decisions adopted by the Meeting, including, but not limited to determine the form, time and method of subscription of shares for the capital increase; registration of the share issuance in the Securities Registry; term issue, subscription and payment of shares; the procedure for the subscription of the remaining shares that are not subscribed within the preemptive rights subscription period; or to broadly empower the Board of Directors to implement the foregoing, as well as to enable the Board to enter into any agreements required to supplement or comply with decisions reached by the Meeting, or to meet any legal, regulatory or administrative requirements of the Chilean Superintendence of Securities and Insurance, the U.S. Securities and Exchange Commission, of the Chilean Tax Authority, or in general, any other public authority, authorizing the Chief Executive Officer, the Deputy Chief Executive Officer and the General Counsel of the Company, each acting individually, to take all actions that are necessary or convenient to carry out the aforementioned.

11.  Ratify the selection of a third credit rating agency designated by the Board of Directors of the Company.

12.  Inform the shareholders regarding the following matters not related to the capital increase:

12.1     Request from the Public Company Accounting Oversight Board (PCAOB) of the United States of America to the Company’s External Auditor, Ernst & Young; and

12.2     Transactions with related parties governed by Title XVI of the Chilean Companies Act, adopted by the Board since the last Ordinary Shareholders’ Meeting, and any other Board agreements that must be reported.

The foregoing proposals do not prevent the Meeting from exercising its full capacity to adopt, reject, or modify any of the foregoing or agree to something different.

ADS Holders may obtain a copy of relevant documentation that explains and supports the items submitted for the resolution of the Meeting at the Company’s headquarters, located in Santa Rosa 76, 15th Floor, Santiago, Chile, commencing fifteen days prior to the Meeting.  The information will also be made available on the Company’s web site.

Citibank N.A., as depositary, has fixed the close of business on November 16, 2012, as the record date for determination of ADS Holders entitled to notice of and to instruct the Depositary how to vote at the Meeting.  Accordingly, only ADS Holders of our American Depositary Receipts evidencing American Depositary Shares representing shares of common stock of record at the close of business on that date will be entitled to notice of and to instruct the Depositary how to vote at the Meeting.

The deadline for returning your Voting Instructions to the Depositary is 10:00 A.M. E.S.T. on December 17, 2012.

Your vote is important. Please sign, date and return your Voting Instructions as soon as possible to make sure that your shares are represented at the Meeting.

            By Order of the Board of Directors,

            Ignacio Antoñanzas A.
            Chief Executive Officer

November 19, 2012

PROXY STATEMENT

This Proxy Statement and the accompanying Notice and Voting Instructions are furnished in connection with the solicitation by the Board of Directors of Enersis S.A. (the “Company” or “Enersis”) of instructions for the voting of shares of common stock underlying American  Depositary Shares (“ADSs”) at the Extraordinary Shareholders’ Meeting (the “Meeting”) to be held on December 20, 2012, at 12:30 P.M., local time, in the “Las Américas” room of the Intercontinental Hotel, Vitacura 2885, Las Condes, Santiago, Chile and at any adjournment or postponement thereof.

This Proxy Statement and the accompanying Notice and Voting Instructions are first being mailed or delivered to holders American Depositary Receipts (“ADRs”) evidencing ADSs (“ADS Holders”) on or about November 19, 2012.

THIS PROXY STATEMENT AND SOLICITATION OF VOTING INSTRUCTIONS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF THE SECURITIES DESCRIBED HEREIN, IN ANY JURISDICTION, INCLUDING THE UNITED STATES, IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.

SOLICITATION of voting instructions

Voting Instructions that are properly completed, signed and received by Citibank N.A., as depositary (the “Depositary”), prior to 10:00 A.M. E.S.T. on December 17, 2012 (the “Voting Instructions Deadline”) will be voted in accordance with the instructions of the persons executing the same. The Board encourages you to instruct the Depositary as more fully described in the Voting Instructions. Your voting instructions may be revoked at any time before they are exercised, by submitting to the Depositary written notice of revocation, submitting a properly executed Voting Instructions of a later date or by withdrawing the shares underlying the ADSs and attending the Meeting and voting in person.

If the Voting Instructions are properly executed and returned but no specific directions are made, the Depositary will vote the shares or other securities represented by the ADSs in favor all of the proposals proposed by the Board of Directors.

If no voting instructions are received by the Depositary from a Holder on or before the Voting Instructions Deadline, the Holder shall be deemed, and the Depositary shall deem the Holder, to have instructed the Depositary to give a discretionary proxy with full power of substitution, to the Chairman of the Board of the Company or to a person designated by him, to vote the shares underlying the ADSs on any matters at the Meeting, and the Depositary will give such a discretionary proxy, except that no such instruction shall be deemed and no such discretionary proxy shall be given with respect to any matter as to which (i) the Chairman of the Board directs the Depositary that he does not wish such proxy to be given, (ii) substantial opposition exists by the ADS Holders or (iii) such matter materially and adversely affects the rights of ADS Holders.

The Depositary has fixed the close of business on November 16, 2012 as the record date for determination of ADS Holders entitled to notice of and to instruct the Depositary how to vote at the Meeting (the “ADS Record Date”). Accordingly, only ADS Holders of record at the close of business on that date of our ADRs evidencing ADSs representing shares of common stock will be entitled to notice of and to instruct the Depositary how to vote at the Meeting.

As of the ADS Record Date for the Meeting, there were 32,651,166,465 shares of common stock outstanding and entitled to vote at the Meeting. Each share of common stock is entitled to one vote. As of November 14, 2012, the most recent date for which information is reasonably available, there were 3,720,863,450 shares of common stock were represented by ADSs. Each ADS represents 50 shares of common stock of the Company.

As of November 14, 2012: (i) Endesa, S.A. (“Endesa Spain”), a corporation organized under the laws of the Kingdom of Spain, through its wholly-owned subsidiary Endesa Latinoamérica, S.A. (“ELA”), beneficially owned 60.6% of the common stock of the Company, (ii) Administradoras de Fondos de Pensiones, Chilean private pension funds (“AFPs”), owned 13.6% of the Company’s common stock in the aggregate; (iii) Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 12.4% of the Company’s common stock; (iv) ADS Holders owned 11.4% of the Company’s common stock; and (v) the remaining 1.9% of the Company’s common stock was owned by 7,156 minority shareholders.

In order to constitute a quorum, shares of stock representing a majority of the aggregate voting power of such shares must be present in person or represented by proxy at the Meeting.

If you have any questions about the matters to be voted on at the Meeting after reading this Proxy Statement, please contact Denisse Labarca, Head of Investor Relations for the Company, at (562) 353-4576, email denisse.labarca@enersis.cl, or the Information Agent, Innisfree M&A Incorporated, at 1-888-750-5834 (Stockholders from the US and Canada Call Toll-Free), +1-412-232-3651 (Stockholders from other countries) and 1-212-750-5833 (Banks and Brokers Call Collect).

Where You Can Find More Information

The Company files annual, quarterly and current reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public from the SEC’s web site at www.sec.gov. You may also read and copy any document the Company files at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document the Company files at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about the Company, including its SEC filings, is also available on the Company’s website at www.enersis.cl. The information contained on and linked from the Company’s website is not incorporated by reference into this Proxy Statement.

The Company is “incorporating by reference” in this Proxy Statement specified documents that it files with the SEC, which means:

•         incorporated documents are considered part of this Proxy Statement;

•         the Company is disclosing important information to you by referring you to those documents; and

•         information contained in documents that the Company files in the future with the SEC automatically will update and supersede earlier information contained in or incorporated by reference in this Proxy Statement (any information so updated or superseded will not constitute a part of this Proxy Statement, except as so updated or superseded).

The Company incorporates by reference in this Proxy Statement the documents listed below and any documents that it files with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this Proxy Statement:

•         The Company’s Annual Report on Form 20-F for the year ended December 31, 2011, as amended (the “2011 Form 20-F”); and

•         The Company’s Reports on Form 6-K furnished on November 6, 2012 and November 19, 2012.

Notwithstanding the foregoing, the Company is not incorporating any document or information furnished and not filed in accordance with SEC rules. Upon written or oral request, the Company will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Enersis S.A., Santa Rosa 76, 15th Floor, Santiago, Chile, Attention: Investor Relations, (562) 353-4682.

Forward Looking Statements

This Proxy Statement contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These statements appear throughout this Proxy Statement and include statements regarding the Company’s intent, belief or current expectations, including but not limited to any statements concerning:

•         the Company’s capital investment program;

•         trends affecting the Company’s financial condition or results from operations;

•         the Company’s dividend policy;

•         the future impact of competition and regulation;

•         political and economic conditions in the countries in which the Company or its subsidiaries and associated companies operate or may operate in the future;

•         any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and

•         other statements contained or incorporated by reference in this Proxy Statement regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•         changes in the regulatory framework of the electricity industry in one or more of the countries in which the Company operates;

•         the Company’s ability to implement proposed capital expenditures, including its ability to arrange financing where required;

•         the nature and extent of future competition in the Company’s principal markets;

•         political, economic and demographic developments in the emerging market countries of South America where the Company conducts its business; and

•         the factors discussed in the 2011 Form 20-F under the heading “Risk Factors”.

You should not place undue reliance on such statements, which speak only as of the date that they were made. The Company’s independent public accountants have not examined or compiled the forward-looking statements, and, accordingly, do not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that the Company may issue in the future. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Proxy Statement to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Summary

The Company

The Company’s principal businesses involve the development, operation, generation, transmission, distribution, transformation and/or sale of energy in any of its forms or nature, directly or through other companies, in Chile, Argentina, Brazil, Colombia and Peru. The Company is a publicly held limited liability stock company organized under the laws of the Republic of Chile. For more information regarding the Company and its operations, see “Item 4. Information on the Company” in the 2011 Form 20-F, which is incorporated herein by reference.

The Endesa Spain Proposal

Endesa Spain, the Company’s controlling shareholder, has proposed that, subject to relevant shareholder approvals, the Company undertake a capital increase whereby (i) the Company would issue preemptive rights to subscribe for additional shares of common stock up to an amount that would maintain their proportionate interest in the Company, (ii) Endesa Spain’s wholly-owned subsidiary, ELA, the controlling shareholder of Enersis, would transfer its preemptive rights to Endesa Spain, which in turn would pay the consideration for the exercise of such preemptive rights by contributing to the Company 100% of the equity interests in a liability-free special purpose Spanish holding company to be named, Cono Sur Participaciones, S.L. (“Cono Sur”), that will own a portfolio of equity interests in certain South American electricity generation, transmission and distribution businesses, including interests in existing subsidiaries of the Company and other companies in which the Company does not currently have an interest, and (iii) other shareholders of the Company would have the right to exercise their preemptive rights only for cash and not with in-kind contributions. Endesa Spain’s contribution of Cono Sur would be conditioned on the subscription by other shareholders in a preemptive rights offering or subsequent offering of a sufficient amount of additional shares of common stock to permit Endesa Spain to exercise its rights to subscribe in full and, after such exercise, not own more than 65% of the outstanding capital stock of the Company. See “The In-Kind Contribution”.

Endesa Spain has advised the Company that it believes the proposed capital increase and related transactions will:

•         Increase the Company’s ownership in certain of its currently consolidated subsidiaries (in particular, in Colombia and Brazil), with the additional benefit of reducing the gap between EBITDA and net income and reducing dividend leakage within the Enersis group of companies;

•         Enhance the existing asset portfolio while also simplifying the overall ownership structure of the contributed entities;

•         Increase the public float and liquidity of the Company’s stock; and

•         Provide new capital for continued growth in the South American markets in which the Company operates.

The Matters to be Voted Upon

At the Meeting, the Board of Directors of the Company will present the following proposals to the shareholders of the Company for their consideration and vote. At present, there is no proposed wording of the resolutions to be brought before the shareholders. It is also not a requirement of Chilean law that a specific proposal or resolution be presented to shareholders before an extraordinary shareholders’ meeting.

Capital Increase

As of the ADS Record Date for the Meeting, there were 32,651,166,465 shares of common stock entitled to vote at the Meeting. Each share of common stock is entitled to one vote. As of November 14, 2012, the most recent date for which information is reasonably available, there were 3,720,863,450 shares of common stock outstanding were represented by ADSs. As of November 14, 2012, the total market capitalization of the Company was approximately US$10,752 million (based on the exchange rate of Ch$484.26 per US dollar on that date). The Board of Directors proposes an increase in the Company’s authorized capital so that the Company may issue additional shares of common stock to reflect a maximum amount of the Chilean peso equivalent of at least US$5,915  million and no more than US$6,555 million calculated at the exchange rate of Ch$482.29 per US dollar, or such other amount as determined by the Meeting (the “Capital Increase”) for the consideration and vote of shareholders.

If the shareholders approve the Capital Increase, the newly authorized shares will constitute Series B of the Company’s common stock. Series B shares will have exactly the same rights as the shares already issued, except that the Series B shares, unlike the existing common shares, will not have guaranteed access to the Chilean formal exchange market for currency exchange purposes. The existing common shares have such rights as a result of a foreign exchange contract entered into by the Company, the Depositary and the Chilean Central Bank. As a result of a change of Chilean law, access to the formal exchange market is no longer assured in connection with newly issued shares of Enersis, such as the Series B shares to be issued in the Capital Increase.  The Series B shares must therefore rely on the ordinary foreign investment rules for currency exchange purposes.

If the shareholders approve the Capital Increase, the Company intends to distribute to its shareholders rights to subscribe for the newly authorized Series B shares, pro rata in proportion to their shareholdings at a record date to be established. Existing shareholders and ADS Holders will receive those rights to subscribe for the newly authorized Series B shares that are distributed in respect of their shares or the shares underlying their ADSs. The number of shares to be issued, the subscription price for such shares, or the establishment of a formula to determine the subscription price (in which case the Board of Directors will be authorized to determine such price based on such formula), the timing of any distribution of rights to subscribe for shares of the Company’s common stock, and the terms and conditions for the exercise of the rights, resulting from the approval of the Capital Increase will be determined at the Meeting.

The Company intends to register the offer and sale of common stock in connection with the distribution of the rights to subscribe for newly authorized shares with the Chilean Superintendence of Securities and Insurance (the “SVS” in its Spanish acronym) and the SEC in the United States.

As discussed below under “─ In-Kind Contribution and Appraisal Reports”, Endesa Spain intends to exercise its rights to subscribe for shares of the Company’s common stock by means of an in-kind contribution of 100% of the equity interests of Cono Sur. Such in-kind contribution, and its estimated appraised value as reported by independent expert appraisers, are discussed further elsewhere in this Proxy Statement. See “─ In-Kind Contribution and Appraisal Reports”, “─ The Subscription Price”, “The In-Kind Contribution” and “The Appraisal Reports”.

If the shareholders approve the Capital Increase and the Company undertakes a distribution of rights to subscribe for shares of the Company’s common stock, any shareholder not exercising such rights would thereby be subject to dilution of its interest in the Company.

The Capital Increase is expected to be implemented as soon as practicable following the approval by shareholders at the Meeting and is expected to be completed by April 2013. See “The Capital Increase”.

In-Kind Contribution and Appraisal Reports

If the shareholders approve the Capital Increase and the other related matters at the Meeting and if the Company undertakes a distribution of rights to subscribe for shares of the Company’s common stock, subject to the establishment by the shareholders of the Company or the Board of Directors (pursuant to delegated authority) of a subscription price, Endesa Spain intends to make an in-kind contribution (the “In-Kind Contribution”) of all of its interest in Cono Sur, which will hold interests in the following companies (several of which are also owned in part by the Company) as consideration for its exercise of its rights to subscribe for shares of the Company’s common stock: Ampla Energía e Serviços S.A., Ampla Investimentos e Serviços S.A., Eléctrica Cabo Blanco S.A.C., Endesa Cemsa S.A., Codensa S.A. ESP, Inversiones Distrilima S.A.C., Empresa Distribuidora Sur S.A., Emgesa S.A. ESP, Endesa Brasil S.A., Generalima SAC S.A., Inversora Dock Sud S.A., Compañía Eléctrica San Isidro S.A. and Yacylec S.A. (collectively, the “Direct Portfolio Companies”). The Direct Portfolio Companies hold additional interests in the following companies:  Central Dock Sud S.A., Centrais Eletricas Cachoeira Dourada S.A., Companhia Energética do Ceará S.A., Companhia de Interconexao Energética S.A., Central Geradora Termeletrica Fortaleza S.A., Investluz S.A., EN-Brasil Comercio e Serviços S.A., Empresa Eléctrica Pangue S.A., Transmisora Eléctrica de Quillota Ltda., Empresa de Energía de Cundinamarca S.A. ESP, Empresa de Distribución Eléctrica de Lima Norte S.A.A. and Empresa Eléctrica de Piura S.A., (collectively, the “Indirect Portfolio Companies” and, with the Direct Portfolio Companies, the “Portfolio Companies”). The In-Kind Contribution is described in greater detail elsewhere in this Proxy Statement. See “The In-Kind Contribution”.

Pursuant to Chilean law, whenever a shareholder of a company proposes to contribute capital to the company in kind, an independent expert appraiser must objectively determine the value of such in-kind contribution. Endesa Spain has not proposed a valuation for the In-Kind Contribution. In accordance with Chilean law, the Company engaged Eduardo Walker H. (“Mr. Walker”) to conduct an independent expert appraisal of the value of the Portfolio Companies or an entity that would, like Cono Sur, be a holding company for such entities. Subsequently, the SVS notified the Company and the Board of Directors that it viewed the In-Kind Contribution as a related party transaction under Chilean corporate law, which requires that the Board of Directors appoint at least one independent appraiser to inform the shareholders with respect to the conditions of the transaction, its effects and the potential impact on the Company and to respond to matters that the Board of Directors or the Directors’ Committee expressly ask to be evaluated.

In accordance with Chilean corporate law applicable to related party transactions, the Board of Directors engaged IM Trust Asesorías Financieras S.A. (“IM Trust”) to conduct an appraisal of the value of the In-Kind Contribution. In addition, the Directors’ Committee, an independent committee of the Company’s Board of Directors comprised of Messrs. Rafael Fernández M., Hernán Somerville S. and Leonidas Vial E. (the “Directors’ Committee”), engaged Claro y Asociados Ltda. (“Claro” and, together with Mr. Walker and IM Trust, the “Appraisers”) to conduct an appraisal of the value of the In-Kind Contribution. Pursuant to Chilean law, the expert appraisers’ reports (which are referred to herein as the “Walker Report,” “IM Trust Report,” and the “Claro Report” and, collectively, the “Appraisal Reports”), as well as the in-kind contribution itself, must then be presented to the company’s shareholders at an extraordinary shareholders’ meeting so that the shareholders may vote to approve the contributions and consider the values established by the expert appraisals. The Board of Directors is presenting the In-Kind Contribution for the consideration and vote of shareholders, to determine its value with reference to the valuations thereof by the Appraisers and to approve the In-Kind Transaction as a permitted related party transaction. Under Chilean law, the shareholders may vote to approve the Capital Increase, with reference to the valuations of the In-Kind Contribution established by the Appraisers, and shall have the power at the Meeting to determine a different valuation for the In-Kind Contribution. See “The Appraisal Reports”.

Subscription Price

In connection with the approval of the Capital Increase, the shareholders will also vote (i) to establish a subscription price for the newly authorized shares to be issued by the Company in the Capital Increase, or (ii) to establish a formula to determine the subscription price and delegate to the Board of Directors the determination of such price based on such formula.  After the final subscription price of issuance for the shares is determined, the Board of Directors will determine and cause to be offered in the Capital Increase the number of shares necessary so that the subscription of all such shares will result in proceeds, in cash or in kind, equal to the amount of the Capital Increase approved by shareholders at the Meeting. The Board of Directors is presenting for the consideration and vote of shareholders at the Meeting the setting of the subscription price or the establishment of a formula to determine such subscription price, together with the delegation of authority to the Board of Directors to make the final determination of the subscription price based on such formula.

Offering Periods

Shareholders will vote to agree that (i) the offering of the newly authorized shares will first be undertaken within the preemptive subscription period provided by article 25 of the Chilean Companies Act and (ii) the remaining amount of newly authorized shares not subscribed during such period will be offered during a second period subject to the same conditions imposed by article 25 of the Chilean Companies Act.  Additionally, shareholders will vote to agree on the remaining terms during which the newly authorized shares will be issued, subscribed for and paid for.  The Board of Directors will present prior to the Meeting for the consideration and vote of shareholders, the setting of the subscription and other periods related to the offering of the newly authorized shares.

Condition Precedent Relating to 65% Limitation

Shareholders will vote to approve a condition precedent to be included in all contracts to subscribe for the newly authorized shares.  Such provision shall condition the effectiveness of the subscription of shares subject to such contracts on the subscription by other shareholders of a sufficient amount of additional shares of common stock to permit the Company’s controlling shareholder to exercise its rights to subscribe in full and, after such exercise, not own more than 65% of the outstanding capital stock of the Company. If this condition is not satisfied, the subscription contracts will be deemed not legally binding, and any subscription amounts tendered by any shareholder who exercised their subscription rights would be returned in full and the Capital Increase would be cancelled. The Board of Directors is presenting such condition precedent for the consideration and vote of shareholders.

Use of Proceeds

The Board of Directors is presenting a use of proceeds plan for the net cash proceeds of the offering of the newly authorized shares for the consideration and vote of shareholders.

Bylaw Amendments

If the shareholders approve the Capital Increase, the fifth permanent article and the second temporary article of the Company’s bylaws, which relate to the Company’s capital, would need to be amended to reflect the increased authorized capital of the Company. The Board of Directors would also produce an amended and restated version of the Company’s bylaws reflecting amendments approved by shareholders at the Meeting and any other amendments to such bylaws since the last amended and restated version was produced. The Board of Directors is presenting such amendments and the production of such amended and restated version of the Company’s bylaws for the consideration and vote of shareholders.

Other Matters Relating to the Capital Increase or the In-Kind Contribution

At the Meeting, shareholders will have the opportunity to raise any other matters relating to the Capital Increase or the In-Kind Contribution that may be necessary and proper with respect to the Capital Increase or the In-Kind Contribution for the consideration and vote of other shareholders.

Enabling Agreements

If the shareholders approve the Capital Increase, the Company would need to enter into certain additional agreements and take certain other actions as may be necessary and convenient to give full effect to the Capital Increase, any distribution of rights to subscribe for shares of common stock and any other activity in connection with the approval of the Capital Increase. Shareholders may be asked to either: (i) consider and vote on each such additional agreement and other action; or (ii) empower the Board of Directors to cause the Company to enter into some or all of  such additional agreements and other actions. The Board of Directors is presenting for the consideration and vote of shareholders approval of the authority to enter into such additional agreements and take such other actions.

Rating Agency

The Board of Directors is presenting the engagement of Clasificadora de Riesgo Humphreys Limitada, a rating agency, for the consideration and approval of shareholders.  The Board of Directors, at an Extraordinary Board Meeting held on September 5, 2012, designated Clasificadora de Riesgo Humphreys Limitada, as a third rating agency, in order to comply with a requirement of the Risk Rating Commission (the “CCR” in its Spanish acronym) in order to produce a third rating of the debt instruments issued by Enersis in Chile and registered with SVS. The CCR requirement originated with the announcement of the proposed capital increase on July 25, 2012.  This engagement is being presented to the shareholders at the Meeting for approval.

Other Matters Not Related to the Capital Increase

At the Meeting, the Board of Directors will present certain additional information on the following matters to shareholders.  These matters are reported for informational purposes only and are not subject to a vote by shareholders.

•         PCAOB Request to E&Y.  The Board of Directors, at a meeting held on October 31, 2012, agreed to Ernst & Young Ltda.’s request to provide authorization to make available to the Public Company Accounting Oversight Board (PCAOB) documents and reports related to external audit services provided by such external auditors to the Company, for the sole purpose of the review of Ernst & Young that the PCAOB is conducting, and to answer questions related with such reports and documentation.

•         Related Party Transactions. Pursuant to Chilean law, the Board of Directors is required to present to shareholders information regarding certain transactions involving conflicts of interest in which members of the Board of Directors or principal executive officers have an interest, that have been approved by the Board in the period between the last shareholders’ meeting and the Meeting.

THE MEETING

The Meeting will take place on December 20, 2012 at 12:30 P.M. in the “Las Américas” room of the Intercontinental Hotel, Vitacura 2885, Las Condes, Santiago, Chile.

Quorum

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. ELA currently holds 60.6% of the Company’s common stock and can establish a quorum at the Meeting without the attendance of any other shareholder. Additionally, upon the written request of the Company, the Depositary will represent all shares of the Company’s common stock underlying ADSs at any shareholders’ meeting for the sole purpose of establishing quorum at such meeting.

Votes Required

For approval of the proposals presented above under the headings “Summary—The Matters to be Voted Upon—Capital Increase,” “—In-Kind Contribution and Appraisal Reports” and “—Subscription Price” by the Board of Directors for the consideration and vote of shareholders at the Meeting, the affirmative vote of at least two-thirds of the outstanding common stock of the Company is required. For approval of the other proposals presented by the Board of Directors for the consideration and vote of shareholders at the Meeting, the affirmative vote of at least a majority of the outstanding common stock of the Company is required. ELA currently holds 60.6% of the Company’s outstanding common stock, will be entitled to vote its shares of common stock at the Meeting, and intends to vote its shares in favor of each of the proposals.

How to Vote

Under the Second Amended and Restated Deposit Agreement, dated as of September 30, 2010, among the Company, the Depositary and all ADS Holders from time to time thereunder (the “Deposit Agreement”), ADS Holders have the right to instruct the Depositary, how to vote their shares at the Meeting. For more information regarding the Deposit Agreement, see “Item 10 Additional Information” in the 2011 Form 20-F, which is incorporated herein by reference.

If the Voting Instructions are properly executed and returned but no specific directions are made, the Depositary will vote the shares or other securities represented by the ADSs in favor all of the proposals proposed by the Board of Directors.

The Depositary has set November 16, 2012, as the ADS Record Date. Accordingly, only ADS Holders as of the ADS Record Date are entitled to instruct the Depositary how to vote at the Meeting. Upon the timely receipt of voting instructions from an ADS Holder entitled to instruct the Depositary how to vote at the Meeting as explained in the attached Voting Instructions, the Depositary will, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the bylaws of the Company and the provisions of the common stock of the Company, vote, or cause Banco Santander-Chile, as Custodian, to vote the shares underlying the ADS Holder’s ADSs in accordance with such voting instructions. Additionally, ADS Holders may withdraw the shares underlying the ADSs and attend and vote at the Meeting in person. If you do not attend the Meeting or do not instruct the Depositary to vote on your behalf, the Company has the contractual right under the Deposit Agreement to designate a person to vote your shares in such person’s sole discretion, unless (i) the Chairman of the Board directs the Depositary not to give such a proxy, (ii) substantial opposition exists by the ADS Holders or (iii) the matters to be voted on materially and adversely affects the rights of ADS Holders.

THE FAILURE TO EXERCISE YOUR RIGHT TO VOTE IN ONE OF THE MANNERS LISTED ABOVE MAY HAVE THE EFFECT OF PERMITTING A DESIGNEE OF THE COMPANY TO EXERCISE THE COMPANY’S CONTRACTUAL RIGHT TO EXERCISE ITS DISCRETIONARY AUTHORITY TO VOTE YOUR SHARES, DEPENDING ON WHETHER OR NOT CERTAIN CONDITIONS EXIST.

Under the Chilean Companies Act, in connection with shareholder approvals of certain matters at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the Company and may compel the Company to repurchase their shares (“derecho a retiro”), subject to the fulfillment of certain terms and conditions. The proposed Capital Increase is not a matter which would give rise to withdrawal rights.

THE PROPOSED IN-KIND CONTRIBUTION AND RELATED AGREEMENTS

Cono Sur and Portfolio Companies

If the shareholders approve the Capital Increase, the Company intends to distribute to its current shareholders rights to subscribe for the newly authorized shares, pro rata in proportion to their shareholdings at a certain record date to be established. If the shareholders approve the In-Kind Contribution, ELA intends to transfer its preemptive rights to Endesa Spain, which in turn would make the In-Kind Contribution as consideration for the exercise of its rights to subscribe for shares of the Company’s common stock. Endesa Spain expects that the In-Kind Contribution will consist of 100% of the equity of Cono Sur, whose only assets will be shares in the companies set forth in the table below under the heading “Direct Portfolio Companies,” several of which in turn own interests in the operating companies set forth in the table below under the heading “Indirect Portfolio Companies”.

Direct Portfolio Companies
Country	Name	Business
Argentina	Empresa Distribuidora Sur S.A. (Edesur)*	Distribution
Argentina	Endesa Cemsa S.A. (Cemsa)	Commercialization
Argentina	Inversora Dock Sud S.A.	Holding Company
Argentina	Yacylec S.A.	Holding Company
Brazil	Ampla Energía e Serviços S.A. (Ampla)*	Distribution
Brazil	Ampla Investimentos e Serviços S.A.*	Holding Company
Brazil	Endesa Brasil S.A.*	Holding Company
Chile	Compañía Eléctrica San Isidro S.A. (San Isidro)*	Generation
Colombia	Codensa S.A. ESP **	Distribution
Colombia	Emgesa S.A ESP**	Generation
Peru	Eléctrica Cabo Blanco S.A.C. (Cabo Blanco)	Holding Company
Peru	Generalima S.A.C.	Holding Company
Peru	Inversiones Distrilima S.A.C. (Distrilima)	Holding Company
Indirect Portfolio Companies
Country	Name	Business
Argentina	Central Dock Sud S.A.	Generation
Brazil	Centrais Elétricas Cachoeira Dourada S.A. (Cachoeira)	Generation
Brazil	Companhia Energética do Ceará S.A. (Coelce)	Distribution
Brazil	Compahnia de Interconexao Energética S.A. (CIEN)	Transmission
Brazil	Central Geradora Termelétrica Fortaleza S.A. (Fortaleza)	Generation
Brazil	Investluz S.A. (Investluz)	Holding Company
Brazil	EN-Brasil Comércio e Serviços S.A.(Prátil)	Holding Company
Chile	Empresa Eléctrica Pangue S.A. (Pangue)	Generation
Chile	Transmisora Eléctrica de Quillota Ltda. (Transquillota)	Transmission
Colombia	Empresa de Energía de Cundinamarca S.A. ESP (Cundinamarca)	Distribution
Peru	Empresa de Distribución Eléctrica de Lima Norte S.A.A. (Edelnor)*	Distribution
Peru	Empresa Eléctrica de Piura S.A. (Piura)	Generation

________________________

*              Entities currently consolidated in the Company’s financial statements due to majority ownership.

**           Entities currently consolidated in the Company’s financial statements due to voting agreements.

The following is a brief description of each of the Portfolio Companies:

1.      Argentina

a.       Cemsa.   The main activities of Cemsa are the electricity trading, the natural gas trading, and the fuel oil trading.

Cemsa has executed several agreements with Argentine electricity power stations in support to its own supply contracts. Those Argentinean power stations that support Cemsa’s electricity supply contracts are: Central Costanera S.A., Central Térmica Dock Sud S.A., Centrales Térmicas del Noroeste S.A., and Hidroeléctrica El Chocón S.A.

b.      Dock Sud. Dock Sud owns and operates a generation facility with two plants with a combined capacity of 870 MW. Dock Sud’s power station has four gas turbines and one steam turbine. Two of the gas turbines and the steam turbine comprise a combined cycle power plant.

c.       Edesur.   Edesur is Argentina’s second largest electricity distribution company in terms of energy purchases after Edenor S.A., a non-related company. Edesur operates over a concession area of 3,309 Km2 distributing electricity throughout the south-central part of the Buenos Aires metropolitan area. It services Buenos Aires’ main business district and several residential areas to the south of the city. As of December 31, 2011, Edesur distributed electricity to 2.4 million clients. Residential, commercial, industrial and other clients (mostly public and municipal clients) represented 42%, 26%, 8% and 24%, respectively, of Edesur’s total energy sales in 2011, totaling 17,233 GWh.

d.      Inversora Dock Sud.  Inversora Dock Sud is a holding company for ELA’s investment in Dock Sud.

e.       Yacylec.  The transmission system Yacylec is comprised of:

•         Three 500 kV transmission lines, 4 Km long each, from the Hidroeléctrica Yacyretá power station up to the Rincón de Santa María transformer station.

•         The 500 kV Rincón de Santa María transformer station, in the province of Corrientes.

•         A 500 kV transmission line (269 Km long), from the Rincón de Santa María transformer station up to the Resistencia transformer station, and an expansion of the Resistencia transformer station, in the province of Chaco.

•         Communications system

2.      Brazil

a.       Ampla.   Ampla is the second largest electricity distribution company in the State of Rio de Janeiro in terms of clients and annual energy sales. Ampla is mainly committed to distributing electricity to 66 municipalities throughout the State of Rio de Janeiro, serving 2.6 million clients over a concession area of 32.615 Km2 with an estimated population of 8 million inhabitants. As of December 2011, residential, commercial, industrial and other clients represented 38%, 18%, 12% and 32%, respectively, of Ampla’s total sales, totaling 10,223 GWh.

b.      Cachoeira.   Located in the State of Goias (240 Km south of Goiana), Cachoeira has a hydroelectric power plant that uses the flows from the Paranaiba River, with 10 generating units totaling an installed capacity of 665 MW. Cachoeira started operating in 1997.

c.       CIEN.  CIEN is a Brazilian electricity transmission company. Its complex is comprised of two frequency conversion stations, Garabi I and Garabi II, which operate a two-way conversion of frequencies between Brazil (60 Hertz) and Argentina (50 Hertz), as well as their transmission lines. On the Argentinean side, they are operated by two subsidiaries: Compañía de Transmisión del Mercosur S.A. (CTM) and Transportadora de Energía S.A. (TESA), in which CIEN controls 99.99% of their equity. The interconnection system consists of two transmission lines with an extension of 1,000 Km plus the Garabi Conversion Plant.

d.      Coelce.   Coelce is the sole distributor of electricity in the State of Ceará, in northeastern Brazil. As of December 2011, it served over 3.2 million clients within a concession area of 148,825 Km2. During 2011, Coelce’s total sales amounted to 8,970 GWh. As of December 2011, residential, commercial, industrial and other clients represented 34%, 19%, 14% and 33% respectively, of Coelce’s total energy sales.

e.       Endesa Brasil.  In 2005, Endesa Brasil was formed as a company to manage all generation, transmission and distribution assets that ELA held together with the Company and its subsidiaries, Empresa Nacional de Eléctricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) in Brazil.

f.       Fortaleza.   Located in the municipality of Caucaia (50 Km from the capital of the State of Ceará), Fortaleza is a combined cycle power plant of 322 MW that uses natural gas in its operation, with a capacity to generate a third of the electricity needed in Ceará, with a population of 8.2 million inhabitants.

g.       Investluz.   Investluz is a holding company for ELA’s interest in Coelce.

h.      Prátil.   Prátil is a holding company with interests in companies that provide a variety of services including construction of electrical networks in condominiums, installation and maintenance of substations and sales of generator groups.

3.      Chile

a.       Pangue.   Pangue’s generation facility is located in the region of Biobio, 100 Km east of Los Angeles, Chile. Its installed capacity amounts to 467 MW, and it is a hydroelectric power plant that uses the Biobio River water flows. In 2011, Pangue’s net energy generation amounted to 1,713 GWh and its energy sales totaled 1,798 GWh. During the first half of 2012, Pangue was merged into San Isidro.

b.      San Isidro.  San Isidro owns and operates a 379 MW combined cycle power plant in Quillota, in the region of Valparaíso. The plant started its commercial operations in 1998. A 220 kV and 9 Km long transmission line was built in order to connect its thermal power plant with the Chilean Central Interconnected System (“SIC”, in its Spanish acronym). This transmission line is managed by Transquillota, which is 50% owned by San Isidro.

4.      Colombia

a.       Codensa.   Codensa is an electricity distribution company in Colombia that serves a concession area of 18,217 Km2 in Bogota and 96 other municipalities in the departments of Cundinamarca, Tolima and Boyacá, serving approximately 2.6 million clients.  During 2011, Codensa’s annual sales reached 12,552 GWh; of these sales, residential, commercial, industrial and other customers represented 35%, 16%, 7% and 42%, respectively.

b.      Cundinamarca.   Cundinamarca is an electricity marketing and distribution company operating in the department of Cundinamarca. It serves 247 thousand clients and it sold 622 GWh during the year 2011.

c.       Emgesa.   Emgesa has an installed generating capacity of 2,914 MW, of which 85% corresponds to hydroelectric power plants and the rest to thermal power plants.  During 2011 total generation amounted 12,090 GWh, and total physical sales were 15,112 GWh.

Emgesa is currently constructing a 400 MW hydroelectric power plant, called El Quimbo. It is expected to start operations by December 2014.

5.      Peru

a.       Cabo Blanco.  Cabo Blanco is a holding company for ELA’s investment in Piura.

b.      Distrilima.   Distrilima is a holding company for ELA’s investment in Edelnor.

c.       Edelnor.   Edelnor is a Peruvian distribution company that operates a 2,400 Km2 concession area. It has the exclusive concession to distribute electricity in the northern part of Lima’s metropolitan area, covering departments such as Huaral, Huaura, Barranca and Oyón, as well as an adjacent province, Callao. At the end of 2011, it distributed electricity to approximately 1.1 million clients. During 2011, Edelnor had total energy sales of 6,572 GWh.

d.      Generalima.   Generalima is a holding company for ELA’s investment in Piura.

e.       Piura.   Piura has 133 MW of generation capacity and is dedicated to the generation of electricity with two thermal plants: Malacas and Malacas 2, located in the province of Talara-Piura, which operate using the area’s own natural gas resources.

Piura is currently working on the construction of a 200 MW open-cycle thermal power plant, called Reserva Fría. It is expected to start operations by March 2013.

For additional information regarding certain of the Portfolio Companies, see Annex B to this Proxy Statement and the information under the heading “C. Organizational Structure” in Item 4 of the 2011 Form 20-F.

The table below sets forth (i) ELA’s current and Cono Sur’s expected economic interest in each of the operating Portfolio Companies, (ii) the Company’s current economic interest in the operating Portfolio Companies, and (iii) the Company’s economic interest in the operating Portfolio Companies if shareholders approve the Capital Increase and the valuation of the In-Kind Contribution and if Endesa Spain makes the In-Kind Contribution as consideration for the exercise of ELA’s rights to subscribe for shares of the Company’s common stock.

If the shareholders approve the Capital Increase, the Company intends to distribute to its current shareholders rights to subscribe for the newly authorized shares, pro rata in proportion to their shareholdings at a certain record date to be established. If the shareholders approve the In-Kind Contribution, ELA intends to transfer its preemptive rights to Endesa Spain, which in turn would make the In-Kind Contribution as consideration for the exercise of its rights to subscribe for shares of the Company’s common stock. Endesa Spain expects that the In-Kind Contribution will consist of 100% of the equity of Cono Sur, whose only assets will be shares in the companies set forth in the table below under the heading “Direct Portfolio Companies,” several of which in turn own interests in the operating companies set forth in the table below under the heading “Indirect Portfolio Companies”.

Portfolio Company	ELA/Cono Sur Interest (%) Direct	ELA/Cono Sur Interest (%) Indirect	The Company’s Current Interest (%)	The Company’s Interest Post-Transaction (%)(1)
Argentina
Cemsa	55.0	-	27.0	82.0
Dock Sud	-	40.0(2)	-	40.0
Edesur	6.2	-	65.4	71.6
Yacylec	22.2	-	-	22.2
Brazil
Ampla Energía	7.7	13.4(3)	70.2	91.3
Ampla Investimentos	7.7(4)	13.4(3)	70.2	91.3
Cachoeira	-	28.4(3)	54.1	82.5
CIEN	-	28.5(3)	54.3	82.8
Coelce	-	15.2(3)	35.3	50.5
Endesa Brasil	28.5	-	54.3	82.8
Fortaleza	-	28.5(3)	54.3	82.8
Chile
San Isidro(5)	4.4	-	57.4	61.8
Colombia
Codensa	26.7	-	21.7	48.4
Cundinamarca	-	10.8(6)	8.8	19.6
Emgesa	21.6	-	16.1	37.7
Peru
Edelnor	-	18.0(7)	57.5	75.5
Piura	-	96.5(8)	-	96.5

(1)     Assumes shareholder approval of the Capital Increase and the valuation of the In-Kind Contribution. Also assumes Endesa Spain’s exercise of ELA’s rights to subscribe for shares of the Company’s common stock by making the In-Kind Contribution.

(2)     Owned through a 57.1% interest in Inversora Dock Sud.

(3)     Owned through Endesa Brasil

(4)     Ampla Investimentos owns a 20.6% interest in Coelce.

(5)     Includes Pangue which was merged into San Isidro during the first half of 2012.

(6)     Owned through Codensa.

(7)     Owned through a 34.8% interest in Distrilima.

(8)     Owned through an 80.0% interest in Cabo Blanco and a 100% interest in Generalima.

If the In-Kind Contribution is made, the Company will increase its ownership interests in certain companies which it currently consolidates in its financial statements, certain companies previously accounted for as an equity interest or in which the Company had no ownership interest will be consolidated and certain other companies in which the Company had no ownership interest will be accounted for as an equity interest. The Unaudited Pro Forma Condensed Consolidated Financial Information of the Company, attached to this Proxy Statement as Annex A, reflects the impact the In-Kind Contribution would have on the Company’s consolidated financial statements. See “Annex A—Unaudited Pro Forma Condensed Consolidated Financial Information”.

Under the Company’s bylaws, no person may directly or indirectly own more than 65% of the outstanding shares of the Company’s common stock. In addition, the Company’s bylaws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock. ELA currently holds 60.6% of the outstanding common stock of the Company. If Endesa Spain exercises ELA’s subscription rights in full and other shareholders or new investors do not subscribe for a sufficient number of shares of common stock, Endesa Spain’s direct and indirect (through ELA) ownership of common stock may exceed the 65% threshold. To avoid exceeding the 65% threshold, the consummation of the Capital Increase will be conditioned on the subscription by other shareholders of the number of shares necessary to permit ELA to exercise or transfer to Endesa Spain its subscription rights in full without owning directly or indirectly, after such exercise, more than 65% of the outstanding shares of the Company’s common stock. If this condition is not satisfied, the subscription contracts will be deemed not binding and any subscription amounts tendered by shareholders who exercised their subscription rights would be returned in full and the Capital Increase would be cancelled.

Board Approval of In-Kind Contribution; Proposed Related Agreements

On November 6, 2012, the Board of Directors approved the In-Kind Contribution and stated that the value of the Portfolio Companies fell within a range of US$3,586 million to US$3,974 million, to be definitively determined by shareholders at the Meeting.  The Board of Directors stated that its consideration of the In-Kind Contribution and its valuation of the Portfolio Companies was based on the individual reports presented by each member of the Board of Directors, which reports are summarized elsewhere in this Proxy Statement.  See “The Appraisal Reports—The Directors’ Reports”.  The Board expressly stated that such approval and valuation was made pursuant to article 14 Bis of the Company’s bylaws, which, among other things, requires a two-thirds majority vote of the Board of Directors to approve a transaction between the Company and its majority shareholder.

Additionally, on November 6, 2012, the Board of Directors agreed to require, in connection with the In-Kind Contribution, (i) that Endesa Spain provide certain representations and warranties regarding Piura, Yacylec and Dock Sud, given that the Company does not currently have an interest in such entities; (ii) that Endesa Spain covenant that the Company will be the only vehicle of Endesa Spain and Enel, S.p.A, its Italian parent company, in the conventional energy sector in South America; (iii) that Endesa Spain indemnify the Company with respect to any tax consequences arising from the structure of the transactions contemplated by the In-Kind Contribution; and (iv) that Endesa Spain agrees not to propose or promote a special dividend to shareholders as a result of the Capital Increase.

Endesa Spain’s Commitments Regarding the In-Kind Contribution

            On November 8, 2012, Endesa Spain sent a letter to the Company, stating the following additional information regarding Endesa Spain’s position with respect to the Capital Increase:

  payment for the shares that Endesa Spain will subscribe in the Capital Increase will be performed by the In-Kind Contribution of all of Cono Sur’s shares. The contribution of shares to the Company will be subject to the execution of a share subscription agreement in which, in addition to the covenant to deliver the Cono Sur shares, Endesa commits that the following will be included: (a) representations and warranties regarding the three companies in which currently the Company does not have an ownership interest and which would be controlled by the Company following the In-Kind Contribution (Yacylec S.A., Inversora Dock Sud S.A. and Empresa Eléctrica de Piura), with a commitment to indemnify the Company for any breach of those representations and warranties, up to a maximum amount of the corresponding affected company’s contribution, for that breach and (b) a commitment from Endesa Spain to indemnify the Company concerning any damage that may occur to it, in a term of five years, as a result of tax contingencies derived from the structure of the proposed transaction;
  Endesa Spain commits to keep the Company as the Group’s sole investment vehicle in South America, in the fields of generation, distribution and sale of electric energy, except for renewable energy investments currently or in the future developed by  Enel Green Power (“Enel Green Power”),  a subsidiary of Enel, which develops and manages renewable energy sources internationally;
  it is Endesa Spain’s intention to propose to the corresponding corporate bodies of the Company that, if they agree, a dividend policy that is consistent with prior practices should be applied. Endesa Spain reaffirms its commitment that the Capital Increase is not being proposed with the intention of seeking a dividend distribution or return of capital to the shareholders in another way, but for the sole purpose of providing the Company with adequate resources for an accelerated expansion process in Latin America, by committing that during a period of at least two years Endesa Spain will not propose or promote the payment of any extraordinary dividend from the Company;
  Endesa Spain states that the decision regarding the use of proceeds from the proposed transaction will be agreed and approved only by the Company’ management and its Board (and Endesa Spain’s proposals for that matter are just indicative); and
  in case Endesa Spain involuntarily increases its ownership interest above 60.62%, but within the 65% maximum limit Endesa Spain does not intend to reduce its ownership interest, given its strategic nature, and reaffirming its commitment to remain invested in the Company.

THE APPRAISAL REPORTS

Background

Pursuant to Chilean law, whenever a shareholder of a Chilean company proposes to contribute capital to the company in kind, an independent expert appraiser must objectively determine the value of such in-kind contribution. In addition, if the In-Kind Contribution is deemed to be a related party transaction, the Board of Directors must appoint at least one independent appraiser to inform the shareholders with respect to the conditions of the transaction, its effects and the potential impact on the company and to respond to matters that the Board of Directors or the Directors’ Committee expressly ask to be evaluated. In accordance with Chilean law, the Company engaged Mr. Walker, an expert appraiser who has significant experience in the Latin American power industry, to appraise the value of the Portfolio Companies or an entity that would, like Cono Sur, be a holding company for such entities.

On July 25, 2012, Mr. Walker furnished the Walker Report to the Board of Directors estimating that the aggregate economic value of the Portfolio Companies, or an entity that would, like Cono Sur, be a holding company for such entities, totals US$4,862 million.

Subsequently, the SVS notified the Company and the Board of Directors that it viewed the proposed In-Kind Contribution as a related party transaction under Chilean corporate law. In accordance with Chilean corporate law applicable to related party transactions, the Board of Directors engaged IM Trust, and the Directors’ Committee engaged Claro, financial advisory firms in Chile, to conduct additional appraisals of the value of the In-Kind Contribution.

On October 24, 2012, IM Trust furnished the IM Trust Report to the Board of Directors estimating that the aggregate economic value of the In-Kind Contribution totals between US$3,445 million and US$3,621 million.

Also on October 24, 2012, Claro furnished the Claro Report to the Directors’ Committee estimating that the aggregate economic value of the In-Kind Contribution totals between US$3,870 million and US$3,912 million.

The Company, the Board of Directors and the Directors’ Committee are submitting the Appraisal Reports to the shareholders at the Meeting in connection with the approval of the proposed Capital Increase as required by article 15 of Law 18,046 of the Chilean Companies Act, and article 22 of the Chilean Companies Act Rules and in connection with the approval of the In-Kind Contribution as a related party transaction as required by article 147 of Law 18,046 of the Chilean Companies Act.

The Appraisal Reports were prepared by the Appraisers in accordance with Chilean standards. The Appraisal Reports are not, and must not be considered as, fairness opinions as to the fairness from a financial point of view of the In-Kind Contribution to the minority shareholders of the Company, and the Appraisal Reports do not contain information that would customarily be provided to shareholders in connection with the delivery of a fairness opinion.

The valuation of the In-Kind Contribution may impact the extent to which shareholders other than ELA are diluted as a result of the Capital Increase, whether or not the shareholders exercise their preemptive rights in full.

The full text of each of the Appraisal Reports describe the assumptions made, procedures followed, matters considered and limitations on the appraisal undertaken in connection with the relevant Appraisal Report. The Company filed English translations of the Appraisal Reports with the SEC in its Report on Form 6-K dated November 19, 2012, which is incorporated into this Proxy Statement by reference.   The English translations are not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).  See “Where You Can Find More Information”.  The Appraisal Reports (both as originally furnished to the Company, the Board of Directors and the Directors’ Committee in Spanish, and translated into English for the convenience of investors) are available on the Company’s website at www.enersis.cl in Spanish and in English.

In valuing the In-Kind Contribution, the Appraisers had access to and consulted, among other things, certain financial and business information about the Portfolio Companies, information about their ownership structures, tax and accounting standards and information about the macroeconomic and regulatory environments in which they operate, as described in further detail in the Appraisal Reports.

Each of the Appraisal Reports makes use of the discounted cash flow (“DCF”) methodology, either as the principal valuation methodology or as a starting point of the analysis.

A DCF analysis is a traditional method of evaluating a business by estimating the future cash flows of a business and taking into consideration the time value of money with respect to those future cash flows by calculating the “present value” of the estimated future cash flows of the business.  “Present value” refers to the current value of one or more future cash payments, or “cash flows,” from a business and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions, estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. “Unlevered free cash flows” refers to a calculation of the future cash flows of a business without including in such calculation any debt servicing costs. Finally, “terminal value” refers to a projection for each year into the future for a certain number of years, after which unique annual cash flows cannot be forecasted with reasonable accuracy. At that point, rather than attempting to forecast the varying cash flow for each individual year, one uses a single value representing the discounted value of all subsequent cash flows.

The Walker Report

The Walker Report estimated the value of the In-Kind Contribution, or of an entity that would own the interest in each Portfolio Company and has no liabilities, such as Cono Sur, at US$4,862 million. The methodology used by Mr. Walker was a “sum-of-the-parts” valuation that first estimated the value of each individual interest in each Portfolio Company and then added these values to arrive at the referred to total value of US$4,862 million.

The value of each individual operating Portfolio Company was estimated by performing a DCF analysis of the Portfolio Company.  In the case of interest in non-operating companies, the value of the respective interest was derived from the value of the operating Portfolio Companies in which such non-operating Portfolio Company had an interest.

In conducting this analysis, Mr. Walker applied a range of discount rates to the after-tax unlevered free cash flows that the Portfolio Companies were projected to generate on an annual basis during a ten-year forecast period (from 2012 to 2021), in order to calculate the present value of such free cash flows.  The unlevered free cash flows were projected by Mr. Walker using as a basis certain internal financial analyses and forecasts prepared by the managements of the Company and of the Portfolio Companies, adjusted by Mr. Walker in aspects that he deemed appropriate in his own judgment.  Mr. Walker also calculated a terminal value as of the end of the forecast period for each of the Portfolio Companies assuming in some cases perpetual unlevered free cash flow growth rates. Mr. Walker then calculated the present value of the terminal values for the Portfolio Companies. The present value of unlevered free cash flows and terminal values were added together in order to derive the unlevered firm values for each of the Portfolio Companies as of December 31, 2011.  Mr. Walker then calculated the implied equity value for 100% of each of the Portfolio Companies by: (i) subtracting from each company’s firm value such company’s total debt, when it was pertinent and non-controlling interest in subsidiaries (minority interest) and (ii) adding each company’s cash and cash equivalents, in each case as of December 31, 2011.  Mr. Walker then estimated the value of the In-Kind Contribution by multiplying the equity value of the respective Portfolio Company by the percentage ownership in such Portfolio Company, arriving at a total value for the In-Kind Contribution of US$4,742 million as of December 31, 2011.  Finally, Mr. Walker made an adjustment of US$120 million to the value of the In-Kind Contribution as of December 31, 2011 to reflect what the value of the In-Kind Contribution would be as of June 30, 2012, the valuation date for the report.

In conducting this analysis, Mr. Walker had access to the following information:

•         Audited financial statements of the Portfolio Companies as of December 31, 2011 and unaudited financial statements of the Portfolio Companies as of March 31, 2012;

•         Information on assets and liabilities with related parties;

•         Ownership structure of the Portfolio Companies;

•         Certain internal financial analyses and forecasts prepared by the managements of the Company and the Portfolio Companies relating to the business of the Portfolio Companies for the period 2012 to 2021 and key assumptions used by the Company and the Portfolio Companies;

•         The macroeconomic assumptions supporting the projections;

•         Summaries of the Portfolio Companies’ most important third party contracts; and

•         Sector regulations currently in effect in Argentina, Brazil, Chile and Peru for electricity generation, transmission and distribution.

Mr. Walker also held discussions with certain members of the management of the Company and the Portfolio Companies with respect to the past and current business operations, the financial condition and future prospects of the Portfolio Companies.

The Walker Report noted that Mr. Walker’s analysis did not quantify or include any values for (1) investment projects not considered in the Portfolio Companies’ projections and M&A opportunities or (2) any tax benefits from the proposed capital contributions.

The IM Trust Report

            IM Trust estimated the market value of Cono Sur, to be the equivalent to an interest in the Company in the range of 30.9% to 32.5% of the market value of the Company before giving effect to the Capital Increase.  To arrive to this conclusion, IM Trust performed a DCF analysis of both the Company and the Portfolio Companies, arriving at a range of implied equity values for the Company and Cono Sur, the mid point of which was US$14,836 million, in the case of the Company, and US$4,709 million, in the case of Cono Sur.  IM Trust then estimated the market value of Cono Sur by applying 30.9% and 32.5% to the market value of the Company calculated using the closing price of the Company on October 23, 2012, of Ch$162.2 per share, and an exchange rate of Ch$475.7 to US$1, resulting in a range of implied equity market values for Cono Sur of between US$3,445 million and US$3,621 million.  Based on this valuation, the IM Trust Report states that the Capital Increase would be beneficial for the Company’s shareholders.

            In conducting this analysis, IM Trust performed a “sum-of-the-parts” valuation of both the Company and Cono Sur using the DCF methodology based on assumptions and criteria applied consistently to both the Company and the Portfolio Companies. The unlevered free cash flows used as part of the DCF analysis for both the Company and Cono Sur were projected by IM Trust using as a basis certain internal financial analyses and forecasts prepared by the managements of the Company and of the Portfolio Companies, adjusted by IM Trust in aspects that IM Trust deemed appropriate in its own judgment.

As part of its analysis, IM Trust compared the DCF value of the Company to the market value of the Company as of October 23, 2012, which was the day prior to the date of the report, and as of July 25, 2012, which was the date on which the proposed Capital Increase was publicly announced, to estimate the difference between the DCF value of the Company with the market value of the Company as of those dates, finding a discount of 25.0% and 13.5%, respectively. Then, IM Trust applied these same discounts to the DCF values of Cono Sur to arrive at implied equity values of Cono Sur of US$3,533 million and US$4,074 million, respectively.  IM Trust also estimated the market value of Cono Sur assuming different subscription prices for the Capital Increase, using a range from Ch$150 per share to Ch$220 per share.

The IM Trust Report states that the Company is the best comparable company to Cono Sur, as the Company is generally involved in the same businesses in the same markets as the Portfolio Companies, the Company generally shares management with the Portfolio Companies and the forecasts provided to IM Trust in connection with its production of the IM Trust Report included many of the Portfolio Companies.

As a reference, IM Trust further compared the valuations of Cono Sur and the Portfolio Companies based on the market-price adjusted DCF analysis it performed with valuations based on multiples of certain financial ratios of comparable companies in each industry relevant sector and market and on consensus estimates and forecasts of market analysts in published reports.

In reaching its conclusion as to the value of Cono Sur and the Portfolio Companies, IM Trust had access to and consulted, among other things, the following information:

•         Audited financial statements as of December 31, 2011 and unaudited financial statements as of June 30, 2012;

•         Presentations made by the management of the Company to the Board of Directors regarding the Capital Increase;

•         Certain forecasts for 2012 to 2021 for the Portfolio Companies, the Company and its subsidiaries, which (i) were prepared without knowledge of and not in anticipation of the Capital Increase, (ii) are identical to those that are provided to auditors, rating agencies and other entities and are used for setting goals and incentive parameters for the senior management of the Company and its Subsidiaries, and (iii) are familiar to the Board of Directors;

•         The most recent revised budget for the Company for 2012;

•         In-person meetings and interviews with the management of the Company and the Portfolio Companies and the Board of Directors;

•         On-site visits to certain facilities in Colombia and Brazil; and

•         Other public information, analyst reports and similar resources.

Additionally, IM Trust made several assumptions and adjustments in respect of the information provided to IM Trust by the Board of Directors. Specifically, IM Trust stated in its report that it adjusted the forecasts provided by the Board of Directors in the following ways, among others:

•         IM Trust confirmed macroeconomic forecasts against those of an independent analyst, and operating/commercial forecasts based on average hydrology in the past;

•         IM Trust assumed that generation projects that are not already under construction or that may be undertaken in the future would have a present value equal to the initial investment required and thus did not take such projects into account;

•         IM Trust adjusted projected tariff income for distribution companies based on convergence with regulatory returns;

•         IM Trust discounted Argentine assets entirely;

•         IM Trust calculated terminal value based on adjusted perpetual flow (taking into account capital expenditures, margins and working capital), without real growth, and for assets in Brazil, the forecast was limited to the contractual term of the relevant concessions, assuming, as outlined by current regulations, the net asset forecast value is achieved;

•         IM Trust calculated its own weighted cost of capital, taxes and final values; and

•         Net debt and contingencies were adjusted by IM Trust from the figures contained in the Company’s and the Portfolio Companies’ balance sheets as of June 30, 2012.

In determining whether the Capital Increase would be desirable to the Company and its shareholders from a strategic perspective, IM Trust assumed that the Company would use a portion of the cash proceeds from the Capital Increase to buy additional interests in certain of the Portfolio Companies and would keep the remaining cash in reserve. IM Trust also assumed that the contract governing the In-Kind Contributions would include (i) a covenant on the part of Endesa Spain to maintain the Company as its sole investment vehicle in Latin America and (ii) representations and warranties regarding the Portfolio Companies in which the Company does not already have an interest. IM Trust also assumed that the dissolution of Cono Sur and other corporate structuring matters would be completed prior to the payment of any dividend from the net cash proceeds of the Capital Increase.

The IM Trust Report did not reflect the potential impact of using the cash proceeds of the Capital Increase to develop new projects because, according to the IM Trust Report, it is difficult to forecast the timing and profitability of such projects and because the Company and its subsidiaries currently have the resources necessary to finance such new projects. Likewise, the IM Trust Report did not reflect the potential impact of using the cash proceeds of the Capital Increase to take advantage of merger and acquisition opportunities to acquire new businesses because of the uncertain likelihood of success in such ventures and the inherent difficulty in forecasting the associated costs and benefits.

Ultimately, the IM Trust Report concluded that, if undertaken in accordance with the IM Trust Report’s valuation of Cono Sur, the Capital Increase makes strategic sense for the Company and would not dilute the interests of other current shareholders who participated in the Capital Increase.

As required by Chilean law, the IM Trust Report also presented IM Trusts’ answers to certain questions asked by Mr. Rafael Fernández M., a member of the Board of Directors of the Company.

The IM Trust Report states that the recommendations and conclusions in the IM Trust Report constitute the best estimation or opinion of IM Trust with respect to the proposed transaction and the valuation of Cono Sur at the time the IM Trust Report was issued, taking into account the methodology used to that end, the information that was available, and the projections, estimates, and assumptions that were the basis thereof. The IM Trust Report states that the conclusions in the IM Trust Report might change if other background or information were available or other valuation criteria are used. The IM Trust Report states that IM Trust will not have any obligation to report such changes or when the opinions or information contained in the document change.

The Claro Report

Claro estimated the market value of the In-Kind Contribution to be between US$3,870 million and US$3,912 million.  Claro estimated this range of implied equity values using two methodologies.  The low end of the range was obtained by determining the differential between the DCF value of the Company and the market value of the Company as of October 23, 2012 and then applying that same differential to the DCF value of the In-Kind Contribution. The high end of the range was obtained by applying directly to the EBITDA contributed by the In-Kind Contribution the enterprise value - to - EBITDA multiple at which the Company trades. Based on this valuation, the Claro Report states that the Capital Increase would benefit the Company’s shareholders.

Using a DCF analysis, Claro estimated an implied equity value of  US$13,231 million for the Company and US$4,627 million for Cono Sur.

Claro then determined a market discount rate of 19.58%, which corresponds to the ratio of: (i) the difference between the Company’s DCF determined value of US$13,231 million and its market capitalization on October 23, 2012 of US$11,065 million, and (ii) the market capitalization on October 23, 2012. Using this same market discount rate and the DCF value of Cono Sur, Claro calculated a valuation of Cono Sur of US$3,870 million.

Claro’s second methodology relied on the application of the enterprise value-to-EBITDA multiple for the Company of 5.64 for the last 12 months to Cono Sur’s interest in the aggregate EBITDA from the Portfolio Companies, which Claro calculated to be US$693 million. Applying this multiple, Claro calculated a valuation of Cono Sur of US$3,912 million.

In reaching its conclusion as to the value of Cono Sur, Claro had access to and consulted, among other things, the following information:

•         Public information regarding the Capital Increase, the Company, and the sectors in which the Portfolio Companies, the Company and its subsidiaries are active ;

•         Information provided by the management of the Company and the Portfolio Companies including budgets, management reports, applicable regulations, contracts, macroeconomic projections, projects and other documents;

•         Expert opinions or certifications of certain material provided by the Company;

•         Financial analyses and projections prepared by the Company’s management for the Board of Directors;

•         In-person meetings and interviews with the management of the Company and the Portfolio Companies and the Board of Directors; and

•         Other public information, analyst reports and similar resources.

Additionally, Claro made several assumptions and adjustments in respect of the information provided to Claro by the Board of Directors. Specifically, under the first methodology, Claro used independent models for each of the Portfolio Companies based on projections provided by the Company, calculating cash flows in the nominal local currency for each Portfolio Company and calculating terminal value for each Portfolio Company on an asset-by-asset basis. Additionally, the Claro Report presented certain historical information regarding each of the Portfolio Companies on which it relied in reaching its valuation. The Claro Report also indicated that for capital increases in Chile it is customary to include a preemptive rights exercise price at a 5% discount-to-market.

In determining whether the Capital Increase would be desirable to the Company and its shareholders from a strategic perspective, the Claro Report assumes that the Company would use the cash proceeds of from the Capital Increase to buy additional interests in certain of the Portfolio Companies, to finance new projects and to take advantage of merger and acquisition opportunities to acquire new businesses. Specifically, the Claro Report reflects the expected increased EBITDA resulting from the use of the proceeds of the Capital Increase in determining its valuation of Cono Sur. Additionally, the Claro Report’s conclusions reflect an analysis of certain tax and accounting implications of the Capital Increase.

In its report, Claro highlighted the following effects and potential impacts of the proposed Capital Increase:

•         The transaction represents an opportunity to eliminate uncertainty over competition between Endesa Spain and the Company over investments by making the Company the sole investment vehicle in Latin America (other than for green power projects);

•         More than 95% of the value of Cono Sur consists of interest in companies that the Company currently consolidates and manages, which limits the  risk to the Company;

•         The increased market capitalization would positively impact the liquidity of the Company’s stock;

•         The transaction provides additional capital allowing for leveraging for future growth

•         The size of the transaction is significant but should not restrict cash investments by the minority shareholders of the Company;

•         The 65% ownership limitation under the Company’s bylaws may require that the Capital Increase be subject to certain conditions;

•         There does not appear to by any regulatory, governmental or legal impediments to the proposed transaction.

The Claro Report concluded that the proposed market value for Cono Sur of US$4,862 million implies a clearly identifiable risk of dilution for the minority shareholders of the Company. The Claro Report stated that if the transaction is undertaken in accordance with its valuation of Cono Sur of between US$3,870 million and US$3,912 million, and if certain other conditions (such as the non-payment of dividends from the net cash proceeds of the Capital Increase) are satisfied, the Capital Increase makes strategic sense for the Company and would not dilute the interests of current minority shareholders of the Company who participated in the Capital Increase.

As required by Chilean law, the Annex of the Claro Report presents Claro’s answers to certain questions asked by Messrs. Rafael Fernández M. and Hernán Somerville S., both members of the Directors’ Committee.

The Claro Report states that it is limited to an independent evaluation from a financial perspective and does not constitute an investment recommendation, nor can it be used or interpreted for different purposes from those expressly declared. The Claro Report states that its contents and its conclusions do not constitute a recommendation for the Company’s stockholders with respect to how to vote on the issues discussed in the Meeting. The Claro Report states that, for the same reasons mentioned above, the content of the Claro Report should only be used as an independent valuation for analysis by the Directors’ Committee and the directors in the individual declarations that they will make, as well as for the analysis of all of the Company’s shareholders. The Claro Report stated that it is presented for all other purposes under the law and current norms to that effect and should not be used for purposes other than those mentioned.

The Directors’ Reports

Chilean corporate law applicable to related party transactions requires that each director of the Company give a report to shareholders evaluating whether the Capital Increase and the In-Kind Contribution considered as related transactions would be beneficial to the Company and its shareholders and a recommended price for the interests to be transferred to the Company pursuant to the In-Kind Contribution.

The full text of each of the reports of the directors of the Company describes the assumptions made, procedures followed, matters considered and limitations on the appraisal undertaken in connection with the relevant report. The Company filed English translations of the reports of the directors of the Company with the SEC in its Report on Form 6-K dated November 19, 2012 which reports is incorporated into this Proxy Statement by reference.  The English translations are not to be construed as being identical in context to the Spanish documents (which will prevail in the event of any discrepancy with the English translation). The reports of the directors of the Company (both as originally furnished to the shareholders of the Company in Spanish and translated into English for the convenience of investors) are available on the Company’s website at www.enersis.cl.

            Each of the seven directors concluded in his report that the Capital Increase and the participation of ELA in the Capital Increase through the In-Kind Contribution would be beneficial to the Company and its shareholders, citing among other things:

•         The fact that the Company already owns interests in a majority of the Portfolio Companies whose interests are being contributed in the In-Kind Contribution, which minimizes the management resources needed to integrate and manage the additional interests contributed; and

•         The additional cash proceeds from the Capital Increase would provide the resources to take advantage of investment or acquisition opportunities quickly and reduce execution risk, which would be an advantage over competitors, particularly given the current volatility of international capital and credit markets.

However, each of the directors arrived at a valuation or range of valuations for the In-Kind Contribution of Cono Sur using his own methodology (as described in more detail below). At a meeting held on November 6, 2012, the Board of Directors approved the In-Kind Contribution, with six of the seven directors agreeing on a range of valuations for the In-Kind Contribution of between US$3,586 million and US$3,974 million. Additionally, the Board of Directors stated that its valuation is not an “approval” in the context of Chilean corporate law applicable to related party transactions, which approval remains subject to the vote on the In-Kind Contribution and valuation of the Portfolio Companies by shareholders at the Meeting.

Andrea Brentan

Mr. Brentan concludes in his report to the shareholders of the Company that the Capital Increase and the participation by Endesa Spain in the Capital Increase through the In-Kind Contribution would be beneficial to the Company. Mr. Brentan’s proposed value for Cono Sur is US$3,972 million, representing a 16% discount from the DCF value of Cono Sur.

In his report, Mr. Brentan first analyzes how the Company is poised to take advantage of the benefits derived from the Capital Increase as proposed. He notes, among other things, (i) the Company’s recent success in international expansion, both organically and through strategic acquisitions, (ii) the fact that the Company currently owns interests in the majority of the Portfolio Companies and (iii) the recent trends of growth in the electricity sector in Latin America.

Mr. Brentan then analyzes how the In-Kind Contribution would actually benefit the Company if consummated. He first concludes that the In-Kind Contribution would be beneficial to the Company from a purely transactional perspective because, as the Company already owns interests in most of the Portfolio Companies, there would minimal additional operational risk or dedication of additional management resources as a result of the In-Kind Contribution and not much need for additional due diligence.

Strategically, the In-Kind Contribution would benefit the Company by solidifying its position as the sole investment vehicle for Endesa Spain in the region, a region that, according to Mr. Brentan, is likely to experience continued robust growth in the electricity sector. The cash obtained by the Company through the Capital Increase would put the Company in an excellent position to capture such growth through organic expansion and strategic acquisitions of other companies, and Mr. Brentan notes that the Company’s excellent track record in expansion maximizes the likelihood that the Company’s investment of the cash proceeds of the Capital Increase would benefit the Company’s shareholders.

With respect to the price of Cono Sur, Mr. Brentan first summarizes each of the Appraisal Reports and concludes that each Appraisal Report presents a solid valuation of the In-Kind Contribution based on each Appraisal Report’s respective methodology. However, Mr. Brentan disagrees with the conclusions of the IM Trust Report and Claro Report that the value of the In-Kind Contribution should be calculated solely based on the market capitalization of the Company at a specific point in time, which could be affected by many external factors. Instead, Mr. Brentan believes that the transaction needs to be carried out at a fair market value, which he defines as “the value of a transaction carried out under normal market circumstances”.

In order to determine the fair market value, Mr. Brentan selected the pre-announcement closing price of the Company’s common stock on the Santiago Stock Exchange on July 25, 2012 of Ch$187 per share, which approximates the average of the closing prices of the Company’s common stock during the 12 months prior to the announcement, and referred to that price as the “cap”. He then selected the closing price of Ch$163.79 per share on October 30, 2012, a date near the time the report was delivered. He referred to that price as the “floor” given the substantial decline in the stock price following the announcement of the proposed transaction. In order to value the In-Kind Contribution, Mr. Brentan then used the median of the IM Trust exchange ratios (31.7%) and the median of the Claro exchange ratios (35.2%) and then averaged those two values to determine an exchange ratio of 33.4%.

Mr. Brentan then calculated the Company’s market capitalization for the cap and the floor prices, using the exchange rate of Ch$482.29 per US dollar as of November 5, 2012, the date the report was submitted.  From those values, and applying the 33.4% exchange ratio, he derived a range of market capitalization, for the In-Kind Contribution with a minimum of US$3,709 million and a maximum of US$4,235 million. He then averaged those two values to arrive at a valuation of US$3,972 million.

Finally, Mr. Brentan averaged the DCF values calculated by Claro (US$4,627 million), IM Trust (US$4,709 million) and Mr. Walker (US$4,862 million). He calculated an average DCF value of US$4,733 million based on the Appraisal Reports.  He concluded that his value of US$3,972 million for the In-Kind Contribution, a fair market price under normal circumstances, represents a 16% discount to the average DCF value of the Appraisal Reports.  His conclusion is that a 16% discount to DCF value grants sufficient protection to the Company’s shareholders and allows them to obtain a sufficiently attractive return over the cost of capital.

Mr. Brentan has been Vice Chairman of the Board of Directors since 2009. From 1991 to 1999, he successively held the positions of CFO, General Manager and CEO at Sae Sadelmi, a Milan-based company belonging to the ABB Group which is engaged in power plant engineering, procurement and construction and electrical generation equipment manufacturing and service. From 2000 to 2002, he was the Head of the Worldwide Steam Power Plant Business at Alstom, based in Paris. He joined Enel S.p.A., the parent company of Endesa Spain, in November 2002, where he held several positions in the company, including Head of Business Development and M&A unit of the International Division, Chairman of Viesgo S.A., Chairman of Enel North America, Enel Latin America and Slovenske Elektrarne, and Director of Enel Energy Europe. Until June 2009, he served as Director of the Iberian Peninsula and Latin American Division of Enel and Vice Chairman of the Board of Endesa Spain until he later became its CEO. Mr. Brentan is a mechanical engineer from Politecnico di Milano (Italy) and holds a M.Sc. in Applied Sciences from New York University.

Eugenio Tironi B.

Mr. Tironi concludes in his report to the shareholders of the Company that the Capital Increase and the participation by Endesa Spain in the Capital Increase through the In-Kind Contribution would be beneficial to the Company and represents a strategic opportunity. Mr. Tironi’s proposed value for Cono Sur is between US$3,712 million and US$4,282 million.

In his report, Mr. Tironi first summarizes each of the Appraisal Reports and notes that the DCF value of Cono Sur determined by the Walker Report is not substantially different from the DCF value of Cono Sur determined by the IM Trust Report or the Claro Report. With respect to the IM Trust Report, Mr. Tironi agrees with IM Trust’s conclusions that, among others, the Capital Increase makes strategic sense for the Company and that the acquisition of Cono Sur by the Company would eliminate certain conflicts of interest between the Company and Endesa Spain with respect to future additional acquisitions of interests in the Portfolio Companies. He notes that although the IM Trust Report states that the Company already has a solid financial position with access to the capital markets and bank financing, the Capital Increase would render the Company less vulnerable to world economic volatility. With respect to the Claro Report, Mr. Tironi agrees with Claro’s assertion that the In-Kind Contribution is a strategic opportunity, but should be made pursuant to a robust contract between the Company and Endesa Spain pursuant to which Endesa Spain would (i) agree to maintain the Company as its sole investment vehicle in the region, and (ii) also guarantee that there will be no extraordinary dividends nor any extraordinary distribution for the benefit of any shareholder and, at the same time, against the long term interests of the Company. Mr. Tironi also concurs with Claro’s conclusion that the Company’s management would be capable of investing the cash proceeds of the Capital Increase in such a way as to maximize the likelihood of success of such investments.

In his analysis of the report of the Directors’ Committee, Mr. Tironi agrees in large part with its conclusions, except:

•         with respect to the Directors’ Committee’s assertion that the Company may be unable to invest the cash proceeds of the Capital Increase in the short to medium term outside of short-term investments in marketable securities. According to Mr. Tironi, such failure to perform long-term investments with the cash proceeds of the Capital Increase could indicate worrisome incompetence by the Company’s management, which he does not believe exists; and

•         with respect to Mr. Fernández’s assertion that the public controversy generated by the announcement of the transaction is a clear signal that for an important group of minority shareholders, there is no benefit or value added in the transaction (according to Mr. Tironi, the Company has its own corporate governance procedures to protect its best interest).

Beyond Mr. Tironi’s agreement with certain conclusions contained in the IM Trust Report, the Claro Report and the report of the Directors’ Committee as described above, he describes other ways in which the Capital Increase and the In-Kind Contribution would benefit the Company, including the elimination of uncertainty regarding the Company’s control of Codensa and Emgesa, that the Capital Increase would strengthen the Company’s capitalization profile, and that the cash proceeds of the Capital Increase would give the Company the resources necessary to quickly take advantage of investment opportunities, a competitive advantage with respect to the Company’s competitors, who may need to undertake financing activities prior to having access to comparable resources.

With respect to the price of Cono Sur, Mr. Tironi notes that he only considered the report of the Directors’ Committee, the IM Trust Report and the Claro Report in reaching a conclusion, and that the valuations of the IM Trust Report and the Claro Report are equally valid, as they are both based on comparable methodologies. Mr. Tironi concludes that the value of Cono Sur is to 30.9% and 35.53% of the market capitalization of the Company, taking into account the recent fall in the Company’s stock price following the announcement of the Capital Increase.

Mr. Tironi has been a Director of the Company since July 2000. Between 1990 and 1994, Mr. Tironi was a Director of Communications of the Chilean Government. Since 1994, he has been the Chairman of Tironi Asociados, a strategic communications’ firm, which advises Chilean and international firms in several Latin American countries. He is also the Chairman of Gestión Social S.A., a consulting firm specialized in corporate social responsibility. Mr. Tironi received a Ph.D. in sociology from L’École des Hautes Études en Sciences Sociales (France).

Hernan Somerville S.

Mr. Somerville concludes in his report to the shareholders of the Company that the Capital Increase and the participation by Endesa Spain in the Capital Increase through the In-Kind Contribution would be beneficial to the Company. Mr. Somerville’s proposed value for Cono Sur is between US$3,538 million and US$3,935 million.

Mr. Somerville first summarizes each of the Appraisal Reports. He states that the DCF valuation of Cono Sur in the Walker Report is in line with the DCF valuations of the IM Trust Report and the Claro Report, while noting that a DCF valuation is not necessarily sufficient to establish the market value for Cono Sur.

Mr. Somerville states that the In-Kind Contribution would be beneficial to the Company, for the following reasons:

•         a majority of the interests held by Cono Sur relate to companies in which the Company already owns an interest;

•         the contribution of the interests in Codensa and Emgesa will allow the Company ensure its control and consolidation of such companies because the Company will no longer have to rely on its shareholders agreement with Endesa Spain to maintain control;

•         the In-Kind Contribution will consolidate the Company as Endesa Spain’s and Enel’s sole investment vehicle in the South American region, except for the investments in or through Enel Green Power;

•         the In-Kind Contribution will enable the Company to start receiving benefits as soon as the In-Kind contribution is consummated;

•         the cash proceeds place the Company in a good position to take advantage of market opportunities;

•         the acquisition by the Company of additional interests in companies it already manages will enable the Company to obtain a larger proportion of the value generated by its management activities;

•         the In-Kind Contribution will increase the proportional share that the Company owns in the Portfolio Companies, decreasing significantly the minority interest associated with other shareholders in those companies, allowing for more pragmatic financial analysis of the Company and a potential reduction of the “holding company discount” that the market may apply to the Company; and

•         the In-Kind Contribution would allow all of the aforementioned benefits in only one step instead of multiple minor discrete transactions.

With respect to the price of Cono Sur, Mr. Somerville first states that it is difficult to determine its “market price”, but that the approach adopted by the IM Trust Report and the Claro Report seems to be reasonable to link the value of Cono Sur to the market value of the Company. He presents the valuations contained in all of the Appraisal Reports, as well as valuations of certain of the Portfolio Companies prepared by outside market analysts. Mr. Somerville then concludes that the same discount from the DCF value of the Company should be applied to Cono Sur. Finally, he concludes that Cono Sur’s value should represent 31.7% of the Company’s market capitalization, and that the appropriate price range should be based, on the high end, on the stock price of the Company immediately prior to the announcement of the Capital Increase and, on the low end, on the stock price of the Company on the date of Mr. Somerville’s report.

Mr. Somerville notes that the contribution of Cono Sur into the Company by Endesa Spain should be made subject to a contract between the Company, Endesa Spain and Enel that features, among other things, a commitment on the part of Endesa Spain and Enel that the Company will be the sole investment vehicle for the South American region, except for Enel Green Power.

Finally, Mr. Somerville reviews the potential uses by the Company of the net cash proceeds of the Capital Increase. Mr. Somerville states that the Company has significant investment opportunities which can be summarized into three categories: mergers and other acquisitions, acquisitions of minority shares and greenfield projects. He notes that the immediate availability of such cash proceeds following the Capital Increase would reduce the execution risk of these opportunities. However, Mr. Somerville also notes that, to the extent the Company is unable to invest the net cash proceeds of the Capital Increase in a timely manner, it would most likely invest such proceeds in short-term positions in marketable securities. The returns on such short-term positions would likely not match the returns of a long-term investment in the Company’s operating activities, which, Mr. Somerville notes, could potentially change the Company’s risk/reward profile in the medium term. Again, Mr. Somerville notes that this potential increase in risk is mitigated by the immediate availability of capital should an investment opportunity arise.

Mr. Somerville has been a Director of the Company since 1999. From 1983 to 1988, Mr. Somerville was Director of the Chilean Central Bank, serving as Chief Debt Negotiator for Chilean public debt and private commercial bank debt. Mr. Somerville was the former Chairman of the Confederation of Production & Commerce in Chile. Since 1989, Mr. Somerville has been the Managing Director and Partner of Fintec, an investment, advisory and management company. Mr. Somerville has a law degree from Universidad de Chile and studies in Comparative Law at New York University Law School.

Leonidas Vial E.

Mr. Vial concludes in his report to the shareholders of the Company that the Capital Increase and the participation by Endesa Spain in the Capital Increase through the In-Kind Contribution would be beneficial to the Company. Mr. Vial’s proposed value for Cono Sur is between US$3,555 million and US$3,700 million.

Mr. Vial states that the In-Kind Contribution would be beneficial to the Company, for the following reasons:

•         a majority of the interests held by Cono Sur relate to companies in which the Company already owns an interest;

•         the contribution of the interests in Codensa and Emgesa will allow the Company ensure its control and consolidation of such companies because the Company will no longer have to rely on its shareholders agreement with Endesa Spain to maintain control;

•         the In-Kind Contribution will consolidate the Company as Endesa Spain’s and Enel’s sole investment vehicle in the South American region, except for Enel Green Power;

•         the In-Kind Contribution will enable the Company to start receiving benefits as soon as the In-Kind Contribution is consummated;

•         the cash proceeds place the Company in a good position to take advantage of market opportunities;

•         the acquisition by the Company of additional interests in companies it already manages will enable the Company to obtain a larger proportion of the value generated by its management activities;

•         the In-Kind Contribution will increase the proportional share that the Company owns in the Portfolio Companies, decreasing significantly the minority interest associated with other shareholders in those companies, allowing for more pragmatic financial analysis of the Company and a potential reduction of the “holding company discount” that the market may apply to the Company; and

•         the In-Kind Contribution would allow all of the aforementioned benefits in only one step instead of multiple minor discrete transactions.

With respect to the price of Cono Sur, Mr. Vial agrees with the conclusions reached by IM Trust and Claro to link the value of Endesa Spain’s contribution in kind to the market capitalization of the Company. Mr. Vial concluded that the percentage difference between the DCF valuation of the Company and its market capitalization should also be applied to the DCF valuation of Cono Sur.

Finally, Mr. Vial states that the Capital Increase would be a source of cash in a period of limited access to credit, which would enable the Company to take advantage of any investment opportunity in the region. Mr. Vial notes that the availability of this cash constitutes a major advantage for the Company.  However, Mr. Vial cautions against an excessive deleveraging since that could lead to an inefficient capital structure for the Company.

Mr. Vial was appointed Director of the Company in April 2010. Mr. Vial is a partner in the brokerage firm Larraín Vial S.A. He was Director of the Company’s subsidiary, Endesa Chile, from April 1995 until March 2010. Mr. Vial has been Vice Chairman of the Santiago Stock Exchange since June 1988, as well as a Director of Empresas Santa Carolina S.A., Compañía Industrial El Volcán S.A, Larraín Vial S.A., Chairman of Compañías CIC S.A. and Embotelladora Arica.

Rafael Miranda R.

Mr. Miranda concludes in his report to the shareholders of the Company that the Capital Increase and the participation by Endesa Spain in the Capital Increase through the In-Kind Contribution would be beneficial to the Company. Mr. Miranda’s proposed value for Cono Sur is between US$3,600 million and US$4,138 million.

Mr. Miranda reached his final conclusion based on his review of the Appraisal Reports. Mr. Miranda noted that, in his opinion, the Walker Report had a limited scope and analysis, so the analytical value of the Walker Report is lower than that of the IM Trust Report and the Claro Report.

Mr. Miranda concluded that the In-Kind Contribution would be in the best interests of the Company and its shareholders, from a strategic and business perspective, for several reasons, including that:

•         the In-Kind Contribution represent a unique opportunity to acquire assets in the region without increasing the operational risk or the dedication of additional management resources;

•         the In-Kind Contribution would improve the diversification of the Company’s portfolio, increasing its presence in markets with major potential like Brazil and Colombia;

•         the Company would become the sole investment vehicle in the region for Endesa Spain and Enel, except for Enel Green Power; and

•         the Capital Increase would simplify the Company’s corporate structure.

With respect to the price of Cono Sur, Mr. Miranda proposes to base price on two different values of the Company’s stock: (i) the average price for the six months preceding the date of Mr. Miranda’s report (Ch$172 per share); and (ii) the average price for the six months preceding the announcement of the transaction (Ch$189 per share).

Mr. Miranda also recommended that the In-Kind Contribution be made pursuant to a contract between the Company and Endesa Spain in which, among other provisions, Endesa Spain would covenant to maintain the Company as its sole investment vehicle in Latin America.

Mr. Miranda has been a Director of the Company since 1999. He joined Endesa Spain in 1987. From 1987 to 1997, he was Managing Director. Between February 1997 and June 2009, he served as Endesa Spain’s CEO. Mr. Miranda holds a B.Sc. in Industrial Engineering from Comillas University (ICAI) and a Master’s Degree in Management Science from the School for Industrial Organization, both in Spain.

Pablo Yrarrázaval V.

Mr. Yrarrázaval concludes in his report to the shareholders of the Company that the Capital Increase and the participation by Endesa Spain in the Capital Increase through the In-Kind Contribution would be beneficial to the Company. Mr. Yrarrázaval’s proposed value for Cono Sur is between US$3,533 million and US$4,074 million.

Mr. Yrarrázaval concluded that the In-Kind Contribution would be in the best interests of the Company and its shareholders for several reasons, including:

•         that the Portfolio Companies are companies with a high growth potential and low risk, given the fact that they are, almost in every case, companies already familiar to and managed by the Company;

•         the Capital Increase would simplify the Company’s corporate structure;

•         the Capital Increase would enable the Company to start receiving benefits as soon as the contribution is consummated;

•         the contribution of the interests in Codensa and Emgesa will allow the Company to ensure its control and consolidation of such companies because the Company will no longer have to rely on its shareholders agreement with Endesa Spain to maintain control; and

•         the Capital Increase would consolidate the Company’s position as Endesa Spain’s and Enel’s sole investment vehicle in the region, except for Enel Green Power, which develops investments in non-conventional renewable energy.

With respect to the price of Cono Sur, Mr. Yrarrázaval agrees with the conclusion reached by IM Trust and Claro to link the value of Cono Sur to the Company’s market capitalization. Mr. Yrarrázaval based his final price range for Cono Sur on certain absolute monetary figures, so as to avoid variations to his range that may arise from the fluctuations of the Company’s stock price.

Finally, concerning the possible uses of the funds that would be obtained by the proposed transaction, Mr. Yrarrázaval says that the Company has the opportunities and technical resources for executing an investment plan, and that the Capital Increase would result in a significant reduction of financing risk given the current volatility of international capital and credit markets.

Mr. Yrarrázaval became Chairman of the Board of Directors in July 2002 and was Chairman of the Directors’ Committee from April 2003 until January 2010. Mr. Yrarrázaval is a partner in the brokerage firm Corredora de Bolsa Yrarrázaval y Compañía Limitada, Vice Chairman of Depósito Central de Valores S.A. (DCV), and is also Chairman of the Santiago Stock Exchange, a position he has held since 1989. Before Mr. Yrarrázaval became Chairman of the Company, he was Chairman of Endesa Chile.

Rafael Fernández M.

Mr. Fernández concludes in his report to the shareholders of the Company that the Capital Increase and the participation by Endesa Spain in the Capital Increase through the In-Kind Contribution would be beneficial to the Company, subject to the protective commitments of Endesa Spain and the satisfaction of other conditions as set forth below:

•         A mechanism is established in advance for setting the subscription price for the new shares to be issued, and for a potential discount.

•         There is a transaction structure that receives greater consensus and support than has been evidenced so far.

•         The Company will be the sole investment vehicle for Endesa Spain and Enel in the South American region concerning conventional energies, except for the investments held by Enel Green Power, through an explicit, enforceable and guaranteed commitment.

•         Endesa Spain would provide customary representations, warranties and indemnities for this type of transaction.

•         Endesa Spain would indemnify the Company against possible tax liabilities arising from the transaction.

•         Equitable terms are defined for the conditions to the capital increase.

Mr. Fernández’s report summarized the Appraisal Reports. In his opinion, the Walker Report and its conclusions are not valid, because among other things, the IM Trust Report and the Claro Report, were subject to the requirements of laws governing related party transactions and the Walker Report was not.

Mr. Fernández concludes in his report that the discount between the Company’s DCF value and its market capitalization would be insufficient, if applied to Cono Sur, to establish Cono Sur’s market value. Mr. Fernández averaged the discounted market values determined by IM Trust and Claro (US$3,712 million) and applied an additional discount of 7%, thereby deriving a maximum value of US$3,452 million for Cono Sur, with reference to a specific market capitalization value of Enersis and Ch$ to US dollar exchange rate.  Mr. Fernández concludes that the additional discount of 7% reflects the fact that few of Cono Sur’s interests in the Portfolio Companies are controlling interests. In essence, Mr. Fernández states that the market capitalization of Enersis reflects a “control premium” which should not also apply to the predominantly non-controlling nature of Cono Sur’s interests in the Portfolio Companies.

In addition, Mr. Fernández believes it would be positive for the Company to acquire the interests in Cono Sur through the In-Kind Contribution from a business and strategic point of view, which would contribute to the best interest of the shareholders, subject to obtaining the protective commitments from Endesa Spain and satisfaction of the conditions described above and provided that the transaction is effected at a fair value.

With respect to the use of the net cash proceeds of the Capital Increase, Mr. Fernández does not ascribe a significant strategic benefit to Endesa Spain’s proposals to use a portion of the proceeds to acquire additional interests in entities in which the Company is already a controlling shareholder, and, in his opinion, strategic acquisitions are not a specific benefit associated with the proposed Capital Increase because Enersis could always undertake such acquisitions. Additionally, he notes that the Board has not been informed of any unsatisfied need for financing in the context of its investment plans. Instead, he expresses concerns regarding the possibility that Endesa Spain, as the Company’s majority shareholder, could cause the Company to declare a dividend consisting of a majority of the net cash proceeds of the Capital Increase. Thus, Mr. Fernández recommends that the contract governing the In-Kind Contribution should include a covenant on the part of Endesa Spain not to change the Company’s dividend policy. Additionally, Mr. Fernández stated his concern about the potential for excessive deleveraging in the transaction, which would lead to an inefficient capital structure for Enersis.

Finally, Mr. Fernández notes the potential asymmetry of risk in connection with the In-Kind Contribution, as he subscribes to the view that the party who makes in-kind contributions receives full compensation at the time of such contribution while the cash contributor assumes a potentially higher. risk.  By way of example, he notes that the Colombian assets would be transferred with a potential tax liability that might have a deferred contingency for the minority shareholders.  Mr. Fernández therefore suggests to shareholders that they seek to eliminate any potential asymmetries and to also maximize returns associated with the transaction.

Mr. Fernández was appointed Director of the Company in April 2010. From 1997 to 2006, Mr. Fernández served as Chairman of the Board and Director of various Argentine companies in the generation, transmission, distribution and trading businesses of electricity, as well as in natural gas production and transport companies. Before that, he was CEO of certain power generation companies in Chile as well as in Argentina. He also founded and was a member until 2004 of the Academic Committee in the Masters Program in Electricity Business at ITBA (Argentina) and. From 2006 to 2011, he was a member of the Advisory Committee of the Development Department of Universidad Alberto Hurtado (Chile). Mr. Fernández is a civil industrial engineer from Pontificia Universidad Católica de Chile. He also conducted graduate studies at E.S.A.E. in the same university in 1988-1989, and an Advanced Management Program at Duke University in 2005.

Directors’ Committee Report

As discussed elsewhere in this proxy statement, Chilean corporate law applicable to related party transactions requires that the Directors’ Committee issue a report to the Board of Directors evaluating whether the Capital Increase, the In-Kind Contribution and the related transactions would be beneficial to the Company and its shareholders and a recommended price for the interests to be transferred to the Company pursuant to the In-Kind Contribution.

The full text of the report of the Directors’ Committee describes the assumptions made, procedures followed, matters considered and limitations on the appraisal undertaken in connection with such report. The Company filed the English translation of the report of the Directors’ Committee with the SEC in its Report on Form 6-K dated November 19, 2012 which reports is incorporated into this Proxy Statement by reference.  The English translation is not to be construed as being identical in context to the Spanish document (which will prevail in the event of any discrepancy with the English translation). The report of the Directors’ Committee (both as originally furnished to the shareholders of the Company in Spanish and translated into English for the convenience of investors) is available on the Company’s website at www.enersis.cl.

The report of the Directors’ Committee largely reflects the opinions of Messrs. Somerville, Vial and Fernández as summarized above. As a result, the Directors’ Committee was unable to reach a joint recommendation as to the value of Cono Sur because (i) Mr. Fernández’s recommends in the report of the Directors’ Committee that an additional 7% discount be applied to the value of Cono Sur over the market discount, that Messrs. Somerville and Vial did not think necessary, and (ii) the members of the Directors’ Committee could not agree on the stock price of the Company to use to establish a value for Cono Sur.

The Capital increase

If the shareholders approve the Capital Increase, the Company intends to distribute to its current shareholders rights to subscribe for the newly authorized shares, pro rata in proportion to their shareholdings at a record date to be established. The number of shares to be issued, the subscription price for such shares, the timing of any distribution of rights to subscribe for shares of the Company’s common stock, and the terms and conditions for the exercise of the rights, resulting from the approval of the Capital Increase will be determined at the Meeting.

The Company currently intends to register the offer and sale of common stock in connection with the distribution of the rights to subscribe with the SVS in Chile and the SEC in the United States.

As discussed under “Summary ─ In-Kind Contribution and Appraisal Reports”, Endesa Spain intends to exercise ELA’s rights to subscribe for shares of the Company’s common stock by means of an in-kind contribution of 100% of the equity interests of Cono Sur. Such in-kind contribution, and its estimated appraised value as reported by independent expert appraisers, are discussed further elsewhere in this Proxy Statement. See “Summary ─ In-Kind Contribution and Appraisal Reports”, “Summary ─ The Subscription Price”, “The In-Kind Contribution” and “The Appraisal Reports”.

If the shareholders approve the Capital Increase and the Company undertakes a distribution of rights to subscribe for shares of the Company’s common stock, any shareholder not exercising such rights would thereby be subject to dilution of its interest in the Company.

The following is an estimated timeline of significant dates for the implementation of the Capital Increase:

June 18, 2012............. ELA proposes capital increase payable in part by in-kind contribution and in part by cash.

July 23, 2012.............. Mr. Walker delivers the Walker Report to the Company.

July 25, 2012.............. Board of Directors calls an initial extraordinary shareholders meeting to approve, among other matters, the Capital Increase and the Walker Report.

August 3, 2012........... The SVS notifies the Board of Directors of its view that the In-Kind Contribution constitutes a related party transaction.

September 5, 2012...... The Directors Committee appoints Claro as independent appraiser.

September 7, 2012...... The Board of Directors appoints IM Trust as independent appraiser.

October 24, 2012........ Claro and IM Trust deliver the Claro Report and the IM Trust Report, respectively, to the Company, the Directors’ Committee and the Board of Directors.

November 6, 2012:..... The Board of Directors calls the Meeting to approve the matters to be voted upon.

December 20, 2012:   Meeting to consider the matters to be voted upon.

Early January 2013..... Assuming a favorable vote at the Meeting, the Company registers the newly authorized shares with the SVS and the SEC.

Mid to late

February 2013…………Extraordinary session of the Board of Directors to fix the exercise price for the rights to subscribe for newly authorized shares if they are approved by shareholders at the Meeting, according to the formula set at the Meeting.

Late March 2013........ Estimated deadline for exercise of rights to subscribe for newly authorized shares if they are approved by shareholders at the Meeting.

Under Chilean law, if the shareholders approve the Capital Increase, the Company may offer and sell the shares of common stock covered by such approval for a period of up to three years.

USE OF PROCEEDS

If the shareholders approve the Capital Increase in the maximum amount proposed by the Board of Directors of the Company, and assuming full participation in any distribution of rights to subscribe for shares of the Company’s common stock subsequent to the Capital Increase, the cash proceeds from the Capital Increase will be approximately US$2,581 million.

The Company’s management is currently considering a variety of uses of the potential proceeds of the Capital Increase, including:

•         the acquisition of additional interests in certain companies that the Company currently consolidates in its financial statements; or

•         potential acquisitions of certain electricity generation and distribution businesses in Latin America.

The aggregate amount of the potential investments far exceeds the maximum cash proceeds that would be received from a fully subscribed Capital Increase. The Company’s management has not made any binding commitments to pursue any of the acquisitions described in this section. The Company’s strategy in pursuing additional acquisition or investments will depend, in part, on actual amount of cash proceeds raised and the appropriate evaluation of investment opportunities.

ANNEX a

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheet as of September 30, 2012 and the unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2011 and the nine months ended September 30, 2012 give effect to (i) the contribution by Endesa Spain  to Enersis of all the shares of Cono Sur, which would hold the investments in the Portfolio Companies, in exchange for additional shares of Enersis to be issued to Endesa Spain and (2) the subscription by other shareholders for additional shares of Enersis in Capital Increase for cash.  The pro forma information is based on the historical financial statements of Enersis after giving effect to the transactions and applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial information and present the pro forma information assuming the transaction is consummated at the minimum and maximum valuations for the In-Kind Contribution of US$3,586 million and US$3,974 million (established by the Board of Directors on November 6, 2012 in connection with its calling of the Meeting).

For pro forma purposes, the unaudited condensed consolidated balance sheet of Enersis as of September 30, 2012 is presented as if the transaction had occurred on September 30, 2012.  The unaudited condensed consolidated statement of income of Enersis for the year ended December 31, 2011 and the unaudited condensed consolidated statement of income of Enersis for the nine months ended September 30, 2012, in each case, are presented as if the transaction had occurred on January 1, 2011.

The unaudited pro forma condensed consolidated financial information has been prepared by Enersis management for illustrative purposes and is not intended to represent the condensed consolidated  financial position or condensed consolidated results of operations in future periods or what the results actually would have been had Enersis completed the proposed Capital Increase during the specified periods.  The unaudited pro forma condensed consolidated financial information and accompanying notes should be read in conjunction with the following information incorporated by reference into this proxy statement: (1) the Enersis  historical financial statements for the year ended December 31, 2011 and notes thereto included in the 2011 Form 20-F, (2) the Enersis historical condensed financial statements for the nine months ended September 30, 2012, included in Enersis’ Report on Form 6-K filed with the SEC on November 6, 2012, and (3) “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the 2011 Form 20-F.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2012
(Minimum Valuation)

(In thousands of Chilean pesos)	Enersis Historical	Adjustments for Subscription for Shares (1)	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates (2)	Adjustments for Additional Interests in Consolidated Subsidiaries (3)	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries (4)	Pro Forma Consolidated	Pro Forma Consolidated (5)
	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Million US$)
ASSETS							
CURRENT ASSETS							
Cash and cash equivalents	782,662,802	1,123,253,410	29,461,292	-	-	1,935,377,504	4,085
Other current financial assets	1,476,171	-	-	-	-	1,476,171	3
Other current non-financial assets	100,539,038	-	1,418,165	-	-	101,957,203	215
Trade and other current receivables	837,818,682	-	55,314,037	-	-	893,132,719	1,885
Accounts receivable from related companies	33,580,107	-	32,286,017	-	(63,051,975)	2,814,149	6
Inventories	99,842,426	-	820,821	-	-	100,663,247	212
Current tax assets	135,212,150	-	19,633,951	-	-	154,846,101	327
TOTAL CURRENT ASSETS	**1,991,131,376**	**1,123,253,410**	**138,934,283**	-	**(63,051,975)**	**3,190,267,094**	**6,733**
NON-CURRENT ASSETS							
Other non-current financial assets	68,864,987	-	-	-	-	68,864,987	145
Other non-current non-financial assets	88,600,532	-	1,023,575	-	-	89,624,107	189
Non-current receivables	475,095,840	-	33,396,161	-	-	508,492,001	1,073
Investments accounted for using the equity method	12,386,913	-	(2,155,139)	-	-	10,231,774	22
Intangible assets other than goodwill	1,146,093,735	-	373,463	-	-	1,146,467,198	2,420
Goodwill	1,394,213,916	-	-	-	-	1,394,213,916	2,943
Property, plant, and equipment, net	7,085,450,855	-	109,678,602	-	-	7,195,129,457	15,187
Investment property	38,331,943	-	-	-	-	38,331,943	81
Deferred tax assets	445,616,696	-	11,156,958	-	-	456,773,654	964
TOTAL NON-CURRENT ASSETS	**10,754,655,417**	-	**153,473,620**	-	-	**10,908,129,037**	**23,024**
TOTAL ASSETS	**12,745,786,793**	**1,123,253,410**	**292,407,903**	-	**(63,051,975)**	**14,098,396,131**	**29,757**

See notes to the unaudited pro forma condensed consolidated financial information.

(In thousands of Chilean pesos)	Enersis Historical	Adjustments for Subscription for Shares (1)	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates (2)	Adjustments for Additional Interests in Consolidated Subsidiaries (3)	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries (4)	Pro Forma Consolidated	Pro Forma Consolidated (5)
	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Million US$)
CURRENT LIABILITIES							
Other current financial liabilities	642,951,020	-	45,826,803	-	-	688,777,823	1,454
Trade and other current payables	977,064,887	-	54,201,775	-	-	1,031,266,662	2,177
Accounts payable to related companies	155,553,906	-	79,930,651	-	(63,051,975)	172,432,582	364
Other current provisions	87,342,883	-	-	-	-	87,342,883	184
Current tax liabilities	162,109,953	-	12,775,368	-	-	174,885,321	369
Other current non-financial liabilities	87,406,638	-	3,406,163	-	-	90,812,801	192
TOTAL CURRENT LIABILITIES	2,112,429,287	-	196,140,760	-	(63,051,975)	2,245,518,072	4,740
NON-CURRENT LIABILITIES							
Other non-current financial liabilities	2,847,453,200	-	32,136,430	-	-	2,879,589,630	6,078
Other non-current payables	12,176,248	-	-	-	-	12,176,248	26
Other long-term provisions	199,892,465	-	4,432,956	-	-	204,325,421	431
Deferred tax liabilities	547,894,417	-	9,297,058	-	-	557,191,475	1,176
Non-current provisions for employee benefits	246,937,212	-	-	-	-	246,937,212	521
Other non-current non-financial liabilities	70,382,831	-	5,077,399	-	-	75,460,230	159
TOTAL NON-CURRENT LIABILITIES	3,924,736,373	-	50,943,843	-	-	3,975,680,216	8,391
TOTAL LIABILITIES	6,037,165,660	-	247,084,603	-	(63,051,975)	6,221,198,288	13,131
EQUITY							
Issued capital	2,824,882,834		-	-	-	2,824,882,834	5,963
Increase in capital	-	1,123,253,410	31,831,140	1,697,660,800		2,852,745,350	6,021
Retained earnings	2,343,296,922	-	-	-	-	2,343,296,922	4,946
Share premium	158,759,648	-	-	-	-	158,759,648	335
Other reserves	(1,530,810,681)	-	17,030,025	(962,393,066)	-	(2,476,173,722)	(5,227)
Equity attributable to the owners of the parent company	3,796,128,723	1,123,253,410	48,861,165	735,267,734	-	5,703,511,032	12,038
Non-controlling interest	2,912,492,410	-	(3,537,865)	(735,267,734)	-	2,173,686,811	4,588
TOTAL EQUITY	6,708,621,133	1,123,253,410	45,323,300	-	-	7,877,197,843	16,626
TOTAL LIABILITIES AND EQUITY	12,745,786,793	1,123,253,410	292,407,903	-	(63,051,975)	14,098,396,131	29,757

See notes to the unaudited pro forma condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated Statement of Income

for the Year Ended December 31,2011
(Minimum Valuation)

(In thousands of Chilean pesos)	Enersis Historical	Adjustments for Subscription for Shares (1)	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates (2)	Adjustments for Additional Interests in Consolidated Subsidiaries (3)	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries (4)	Pro Forma Consolidated	Pro Forma Consolidated (5)
	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Million US$)
Sales	6,254,252,089	-	223,231,472	-	(13,769,806)	6,463,713,755	13,367
Other operating income	280,628,255	-	3,087,073	-	(66,250)	283,649,078	587
Total Revenues	**6,534,880,344**	-	**226,318,545**	-	**(13,836,056)**	**6,747,362,833**	**13,954**
Raw materials and consumables used	(3,538,434,729)	-	(150,189,789)	-	13,614,133	(3,675,010,385)	(7,600)
Contribution Margin	**2,996,445,615**	-	**76,128,755**	-	**(221,923)**	**3,072,352,448**	**6,354**
Other work performed by the entity and capitalized	50,173,112	-	-	-	-	50,173,112	104
Employee benefits expenses	(378,552,126)	-	(6,797,728)	-	-	(385,349,854)	(797)
Depreciation and amortization expense	(424,900,036)	-	(7,538,774)	-	-	(432,438,810)	(894)
Reversal of impairment loss (impairment loss) recognized in the year's profit or loss	(136,157,459)	-	220,508	-	-	(135,936,951)	(281)
Other expenses	(540,698,398)	-	(12,262,076)	-	221,923	(552,738,551)	(1,143)
Operating Income	**1,566,310,708**	-	**49,750,686**	-	-	**1,616,061,394**	**3,343**
Other gains (losses)	(4,814,294)	-	22,574	-	-	(4,791,720)	(10)
Financial income	233,612,869	-	2,607,359	-	-	236,220,228	488
Financial costs	(465,411,363)	-	(5,774,587)	-	-	(471,185,950)	(974)
Share of profit (loss) of associates accounted for using the equity method (Cemsa)	8,465,904	-	(249,673)	-	-	8,216,231	17
Share of profit (loss) of associates accounted for using the equity method (Yacylec)	-	-	113,218	-	-	113,218	-
Foreign currency exchange differences	20,305,690	-	(6,331,397)	-	-	13,974,293	29
Profit (loss) from indexed assets and liabilities	(25,092,203)	-	-	-	-	(25,092,203)	(52)
Net Income before tax	**1,333,377,311**	-	**40,138,179**	-	-	**1,373,515,490**	**2,841**
Income tax	(460,836,692)	-	(13,702,209)	-	-	(474,538,901)	(981)
Net income from continuing operations	**872,540,620**	-	**26,435,970**	-	-	**898,976,589**	**1,860**
Net income from discontinued operations	-	-	-	-	-	-	-
NET INCOME	**872,540,620**	-	**26,435,970**	-	-	**898,976,589**	**1,860**
Net income attributable to							
Owners of parent company	375,471,254	-	18,817,057	141,276,053	-	535,564,364	1,108
Non-controlling interests	497,069,366	-	7,618,912	(141,276,053)	-	363,412,225	752
NET INCOME	**872,540,620**	-	**26,435,969**	-	-	**898,976,589**	**1,860**
Basic earnings per share							
Basic earnings per share	11.50	-	98.17	13.82	-	12.44

See notes to the unaudited pro forma condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated Statement of Income

 for the Nine Months Ended September 30, 2012

(Minimum Valuation)

(In thousands of Chilean pesos)	Enersis Historical	Adjustments for Subscription for Shares (1)	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates (2)	Adjustments for Additional Interests in Consolidated Subsidiaries (3)	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries (4)	Pro Forma Consolidated	Pro Forma Consolidated (5)
	(Th Ch$)		(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Million US$)
Sales	4,713,328,305	-	136,495,954	-	(7,639,867)	4,842,184,392	9,898
Other operating income	182,982,245	-	76,992	-	(219,286)	182,839,951	374
Total Revenues	**4,896,310,550**	-	**136,572,946**	-	**(7,859,153)**	**5,025,024,343**	**10,272**
Raw materials and consumables used	(2,775,881,439)	-	(105,564,285)	-	7,337,525	(2,874,108,199)	(5,875)
Contribution Margin	**2,120,429,111**	-	**31,008,661**	-	**(521,628)**	**2,150,916,144**	**4,397**
Other work performed by the entity and capitalized	36,027,420	-	484,551	-	-	36,511,971	75
Employee benefits expenses	(302,481,117)	-	(5,853,763)	-	-	(308,334,880)	(630)
Depreciation and amortization expense	(331,391,644)	-	(5,215,688)	-	-	(336,607,332)	(688)
Reversal of impairment loss (impairment loss) recognized in the year's profit or loss	(22,722,131)	-	32,396	-	-	(22,689,735)	(46)
Other expenses	(372,851,904)	-	(7,691,801)	-	521,628	(380,022,077)	(777)
Operating Income	**1,127,009,735**	-	**12,764,356**	-	-	**1,139,774,091**	**2,331**
Other gains (losses)	4,199,142	-	47,693	-	-	4,246,835	9
Financial income	122,016,539	-	1,492,168	-	-	123,508,707	252
Financial costs	(338,726,474)	-	(5,560,005)	-	-	(344,286,479)	(704)
Share of profit (loss) of associates accounted for using the equity method (Cemsa)	7,754,143	-	(26,041)	-	-	7,728,102	16
Share of profit (loss) of associates accounted for using the equity method (Yacylec)	-	-	76,642	-	-	76,642	-
Foreign currency exchange differences	(14,017,076)	-	(7,362,124)	-	-	(21,379,200)	(44)
Profit (loss) from indexed assets and liabilities	(6,876,024)	-	-	-	-	(6,876,024)	(14)
Net Income before tax	**901,359,985**	-	**1,432,689**	-	-	**902,792,674**	**1,846**
Income tax	(266,950,568)	-	(687,861)	-	-	(267,638,429)	(547)
Net income from continuing operations	**634,409,417**	-	**744,828**	-	-	**635,154,245**	**1,299**
Net income from discontinued operations	-	-	-	-	-	-	-
NET INCOME	**634,409,417**	-	**744,828**	-	-	**635,154,245**	**1,299**
Net income attributable to							
Owners of parent company	264,557,423	-	5,013,520	119,362,189	-	388,933,132	795
Non-controlling interests	369,851,994	-	(4,268,692)	(119,362,189)	-	246,221,113	503
NET INCOME	**634,409,417**	-	**744,828**	-	-	**635,154,245**	**1,298**
Basic earnings per share							
Basic earnings per share	8.10	-	26.16	11.68	-	9.03

See notes to the unaudited pro forma condensed consolidated financial information.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Minimum Valuation)

A.    Basis of Presentation

Contribution of Portfolio Companies’ Share Interests

In the preparation of the unaudited pro forma condensed consolidated balance sheet as of September 30, 2012, it was assumed that the total amount of the Capital Increase would be the minimum amount of US$5,915 million indicated by the Board of Directors of the Company for the Capital Increase (as determined on November 6, 2012).  It is assumed that each of the shareholders contributes to the Capital Increase in proportion to its ownership interest in the Company, so that the share participation that Endesa Spain would contribute in the Capital Increase would be implicitly valued at US$3,586 million (at the minimum value determined by the Board, which at the exchange rate indicated by the Board (Ch$482.29 per US dollar) equals ThCh$1,729,491,940).

For purposes of allocating the above-mentioned value of the In-Kind Contribution in connection with the accounting treatment for non-monetary contributions described below to each of the Portfolio Companies involved in Endesa Spain’s In-Kind Contribution, the average of the weights allocated by each of the three appraisers to each of the Portfolio Companies involved in the valuations was used.

Cash contribution

For the preparation of the pro forma unaudited condensed consolidated balance sheet as of September 30, 2012, it was assumed that the shareholders other than Endesa Spain had subscribed the shares that would correspond to them in cash (US$2,329 million, or ThCh$1,123,253,410), based on the assumed value of the In-Kind Contribution described under “Contribution of Portfolio Companies’ Share Interests” above.

Theoretical price of the shares

The unaudited pro forma condensed consolidated financial statements were prepared using the closing price of the Company’s common stock on the Santiago Stock Exchange of Ch$166.07 on November 8, 2012.

Earnings per share

To determine the pro forma basic earnings per share information in the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2011 and the nine months ended September 30, 2012, the contribution of Portfolio Companies’ shares has been considered as an increase in the number of shares issued.  In accordance with SEC rules on pro forma information, the increase in the number of shares issued due to the cash contribution has not been taken into account in the earnings per share calculation shown on the unaudited pro forma condensed consolidated statements of income.

Accounting treatment for non-monetary contributions:

a)      Contributions of interests in companies currently controlled, directly or indirectly, by Enersis

These contributions were recorded in accordance with the provisions of the International Accounting Standard No. 27 (2008) “Consolidated Financial Statements”, which provides that an increase in the participation in companies which the Company already controls shall be deemed as an equity transaction.  This means that the book value of assets and liabilities that are already recorded will not be modified, even if the reasonable value of the transaction differs from them.  The acquired non-controlled ownership interests consider the proportion that they represent in the equity of such subsidiary according to the book value consolidated in the Company’s financial statements.

The difference between the book value and the economic value of the non-controlled ownership interests considered, is directly reflected in Other Reserves in Equity Attributable to the Owners of the Parent Company.

b)      Contribution of participation in companies currently either controlled by or with a significant influence from Endesa Spain, which Enersis currently does not control or participate in.

For accounting purposes, these contributions are deemed to be a transaction between entities controlled by the same company, considering that these contributions are made by Endesa Spain, which is the parent company of Enersis.  Enersis applies the “pooling of interest” method to record this type of transaction, which requires it to maintain the book value of the assets and liabilities contributed to the consolidation and to reflect any difference in Other Reserves in Equity Attributable to the Owners of the Parent Company.

The difference between the book value of the net assets that are incorporated to the consolidation arising from this contribution, and the value of the consideration transferred that corresponds to the shares that will be issued in exchange to the economic value considered, is directly reflected in Other Reserves in Equity Attributable to the Owners of the Parent Company.

B.   Pro Forma Adjustments

(1)   Adjustments for Subscription for Shares: Reflects the amount of the Capital Increase of US$2,329 million, or ThCh$1,123,253,410, that the shareholders can subscribe for in cash (at the exchange rate specified by the Board on November 6, 2012).

(2)   Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates: Reflects the contribution of US$66 million, or ThCh$31,831,140 (at the exchange rate specified by the Board on November 6, 2012), that would be made by Endesa Spain of the ownership interests in companies which Enersis currently does not control and consolidate.  The ownership interests after the transaction are the following: Empresa Eléctrica Cabo Blanco S.A.C. (80%), Generalima SAC S.A. (100%), Inversora Dock Sud S.A. (57.14%), Endesa Cemsa S.A. (55%) and Yacylec S.A. (22.22%).

(3)   Adjustments for Additional Interests in Consolidated Subsidiaries: Reflects the contribution of US$3,520 million, or ThCh$1,697,660,800 (at the exchange rate specified by the Board on November 6, 2012), that would be made by Endesa Spain of the ownership interests in companies which Enersis currently does not control or consolidate.  The ownership interests after the transaction are the following: Endesa Brasil S.A. (28.48%), Ampla Energía e Serviços S.A. (7.7%), Ampla Investimentos e Serviços S.A. (7.7%), Emgesa S.A. ESP (21.6%), Codensa S.A. ESP (26.7%), Compañía Eléctrica San Isidro S.A. (4.4%), Inversiones Distrilima S.A.C. (34.83%) and Empresa Distribuidora Sur S.A. (6.2%).

(4)   Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries: Reflects the eliminations for intercompany transactions between the Portfolio Companies that are being consolidated into Enersis’s consolidated financial statements as a result of the In-Kind Contribution and the companies that were historically part of Enersis’s consolidated group.

(5)   Pro Forma Consolidated: For the conversion of amounts in the pro forma unaudited condensed consolidated financial statements to US dollars, the closing exchange rate on September 30, 2012 of Ch$473.77 per US dollar was used for the pro forma unaudited condensed consolidated balance sheet, and the average exchange rates for the year ended December 31, 2011 and the nine months ended September 30, 2012 of Ch$483.57 per US dollar and Ch$489.19 per US dollar, respectively, were used for the pro forma unaudited condensed consolidated statements of income.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2012
(Maximum Valuation)

See notes to the unaudited pro forma condensed consolidated financial information

(In thousands of Chilean pesos)	Enersis Historical	Adjustments for Subscription for Shares (1)	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates (2)	Adjustments for Additional Interests in Consolidated Subsidiaries (3)	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries (4)	Pro Forma Consolidated	Pro Forma Consolidated (5)
	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Million US$)
CURRENT LIABILITIES							
Other current financial liabilities	642,951,020	-	45,826,803	-	-	688,777,823	1,454
Trade and other current payables	977,064,887	-	54,201,775	-	-	1,031,266,662	2,177
Accounts payable to related companies	155,553,906	-	79,930,651	-	(63,051,975)	172,432,582	364
Other current provisions	87,342,883	-	-	-	-	87,342,883	184
Current tax liabilities	162,109,953	-	12,775,368	-	-	174,885,321	369
Other current non-financial liabilities	87,406,638	-	3,406,163	-	-	90,812,801	192
TOTAL CURRENT LIABILITIES	2,112,429,287	-	196,140,760	-	(63,051,975)	2,245,518,072	4,740
NON-CURRENT LIABILITIES							
Other non-current financial liabilities	2,847,453,200	-	32,136,430	-	-	2,879,589,630	6,078
Other non-current payables	12,176,248	-	-	-	-	12,176,248	26
Other long-term provisions	199,892,465	-	4,432,956	-	-	204,325,421	431
Deferred tax liabilities	547,894,417	-	9,297,058	-	-	557,191,475	1,176
Non-current provisions for employee benefits	246,937,212	-	-	-	-	246,937,212	521
Other non-current non-financial liabilities	70,382,831	-	5,077,399	-	-	75,460,230	159
TOTAL NON-CURRENT LIABILITIES	3,924,736,373	-	50,943,843	-	-	3,975,680,216	8,391
TOTAL LIABILITIES	6,037,165,660	-	247,084,603	-	(63,051,975)	6,221,198,288	13,131
EQUITY							
Issued capital	2,824,882,834	-	-	-	-	2,824,882,834	5,963
Increase in capital	-	1,244,790,490	35,689,460	1,880,931,000	-	3,161,410,950	6,673
Retained earnings	2,343,296,922	-	-	-	-	2,343,296,922	4,946
Share premium	158,759,648	-	-	-	-	158,759,648	335
Other reserves	(1,530,810,681)	-	13,171,705	(1,145,663,266)	-	(2,663,302,242)	(5,622)
Equity attributable to the owners of the parent company	3,796,128,723	1,244,790,490	48,861,165	735,267,734	-	5,825,048,112	12,295
Non-controlling interest	2,912,492,410	-	(3,537,865)	(735,267,734)	-	2,173,686,811	4,588
TOTAL EQUITY	6,708,621,133	1,244,790,490	45,323,300	-	-	7,998,734,923	16,883
TOTAL LIABILITIES AND EQUITY	12,745,786,793	1,244,790,490	292,407,903	-	(63,051,975)	14,219,933,211	30,014

See notes to the unaudited pro forma condensed consolidated financial information

Unaudited Pro Forma Condensed Consolidated Statement of Income

 for the Year Ended December 31,2011
(Maximum Valuation)

(In thousands of Chilean pesos)	Enersis Historical	Adjustments for Subscription for Shares (1)	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates (2)	Adjustments for Additional Interests in Consolidated Subsidiaries (3)	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries (4)	Pro Forma Consolidated	Pro Forma Consolidated (5)
	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Million US$)
Sales	6,254,252,089	-	223,231,472	-	(13,769,806)	6,463,713,755	13,367
Other operating income	280,628,255	-	3,087,073	-	(66,250)	283,649,078	587
Total Revenues	**6,534,880,344**	-	**226,318,545**	-	**(13,836,056)**	**6,747,362,833**	**13,954**
Raw materials and consumables used	(3,538,434,729)	-	(150,189,789)	-	13,614,133	(3,675,010,385)	(7,600)
Contribution Margin	**2,996,445,615**	-	**76,128,755**	-	**(221,923)**	**3,072,352,448**	**6,354**
Other work performed by the entity and capitalized	50,173,112	-	-	-	-	50,173,112	104
Employee benefits expenses	(378,552,126)	-	(6,797,728)	-	-	(385,349,854)	(797)
Depreciation and amortization expense	(424,900,036)	-	(7,538,774)	-	-	(432,438,810)	(894)
Reversal of impairment loss (impairment loss) recognized in the year's profit or loss	(136,157,459)	-	220,508	-	-	(135,936,951)	(281)
Other expenses	(540,698,398)	-	(12,262,076)	-	221,923	(552,738,551)	(1,143)
Operating Income	**1,566,310,708**	-	**49,750,686**	-	-	**1,616,061,394**	**3,343**
Other gains (losses)	(4,814,294)	-	22,574	-	-	(4,791,720)	(10)
Financial income	233,612,869	-	2,607,359	-	-	236,220,228	488
Financial costs	(465,411,363)	-	(5,774,587)	-	-	(471,185,950)	(974)
Share of profit (loss) of associates accounted for using the equity method (Cemsa)	8,465,904	-	(249,673)	-	-	8,216,231	17
Share of profit (loss) of associates accounted for using the equity method (Yacylec)	-	-	113,218	-	-	113,218	-
Foreign currency exchange differences	20,305,690	-	(6,331,397)	-	-	13,974,293	29
Profit (loss) from indexed assets and liabilities	(25,092,203)	-	-	-	-	(25,092,203)	(52)
Net Income before tax	**1,333,377,311**	-	**40,138,179**	-	-	**1,373,515,490**	**2,841**
Income tax	(460,836,692)	-	(13,702,209)	-	-	(474,538,901)	(981)
Net income from continuing operations	**872,540,620**	-	**26,435,970**	-	-	**898,976,589**	**1,860**
Net income from discontinued operations	-	-	-	-	-	-	-
NET INCOME	**872,540,620**	-	**26,435,970**	-	-	**898,976,589**	**1,860**
Net income attributable to							
Owners of parent company	375,471,254	-	18,817,057	141,276,053	-	535,564,364	1,108
Non-controlling interests	497,069,366	-	7,618,912	(141,276,053)	-	363,412,225	752
NET INCOME	**872,540,620**	-	**26,435,969**	-	-	**898,976,589**	**1,860**
Basic earnings per share							
Basic earnings per share	11.50	-	87.56	12.47	-	12.12

See notes to the unaudited pro forma condensed consolidated financial information

Unaudited Pro Forma Condensed Consolidated Statement of Income

for the Nine Months Ended September 30, 2012
(Maximum Valuation)

(In thousands of Chilean pesos)	Enersis Historical	Adjustments for Subscription for Shares (1)	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates (2)	Adjustments for Additional Interests in Consolidated Subsidiaries (3)	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries (4)	Pro Forma Consolidated	Pro Forma Consolidated (5)
	(Th Ch$)		(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Million US$)
Sales	4,713,328,305	-	136,495,954	-	(7,639,867)	4,842,184,392	9,898
Other operating income	182,982,245	-	76,992	-	(219,286)	182,839,951	374
Total Revenues	**4,896,310,550**	-	**136,572,946**	-	**(7,859,153)**	**5,025,024,343**	**10,272**
Raw materials and consumables used	(2,775,881,439)	-	(105,564,285)	-	7,337,525	(2,874,108,199)	(5,875)
Contribution Margin	**2,120,429,111**	-	**31,008,661**	-	**(521,628)**	**2,150,916,144**	**4,397**
Other work performed by the entity and capitalized	36,027,420	-	484,551	-	-	36,511,971	75
Employee benefits expenses	(302,481,117)	-	(5,853,763)	-	-	(308,334,880)	(630)
Depreciation and amortization expense	(331,391,644)	-	(5,215,688)	-	-	(336,607,332)	(688)
Reversal of impairment loss (impairment loss) recognized in the year's profit or loss	(22,722,131)	-	32,396	-	-	(22,689,735)	(46)
Other expenses	(372,851,904)	-	(7,691,801)	-	521,628	(380,022,077)	(777)
Operating Income	**1,127,009,735**	-	**12,764,356**	-	-	**1,139,774,091**	**2,331**
Other gains (losses)	4,199,142	-	47,693	-	-	4,246,835	9
Financial income	122,016,539	-	1,492,168	-	-	123,508,707	252
Financial costs	(338,726,474)	-	(5,560,005)	-	-	(344,286,479)	(704)
Share of profit (loss) of associates accounted for using the equity method (Cemsa)	7,754,143	-	(26,041)	-	-	7,728,102	16
Share of profit (loss) of associates accounted for using the equity method (Yacylec)	-	-	76,642	-	-	76,642	-
Foreign currency exchange differences	(14,017,076)	-	(7,362,124)	-	-	(21,379,200)	(44)
Profit (loss) from indexed assets and liabilities	(6,876,024)	-	-	-	-	(6,876,024)	(14)
Net Income before tax	**901,359,985**	-	**1,432,689**	-	-	**902,792,674**	**1,846**
Income tax	(266,950,568)	-	(687,861)	-	-	(267,638,429)	(547)
Net income from continuing operations	**634,409,417**	-	**744,828**	-	-	**635,154,245**	**1,299**
Net income from discontinued operations	-	-	-	-	-	-	-
NET INCOME	**634,409,417**	-	**744,828**	-	-	**635,154,245**	**1,299**
Net income attributable to							
Owners of parent company	264,557,423	-	5,013,520	119,362,189	-	388,933,132	795
Non-controlling interests	369,851,994	-	(4,268,692)	(119,362,189)	-	246,221,113	503
NET INCOME	**634,409,417**	-	**744,828**	-	-	**635,154,245**	**1,298**
Basic earnings per share							
Basic earnings per share	8.10	-	23.33	10.54	-	8.80

See notes to the unaudited pro forma condensed consolidated financial information

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Maximum Valuation)

A.    Basis of Presentation

Contribution of Portfolio Companies’ Share Interests

In the preparation of the unaudited pro forma condensed consolidated balance sheet as of September 30, 2012, it was assumed that the total amount of the Capital Increase would be the maximum amount of US$6,555 million indicated by the Board of Directors of the Company for the Capital Increase (as determined on November 6, 2012).  It is assumed that each of the shareholders contributes to the Capital Increase in proportion to its ownership interest in the Company, so that the share participation that Endesa Spain would contribute in the Capital Increase would be implicitly valued at US$3,974 million (at the maximum value determined by the Board, which at the exchange rate indicated by the Board (Ch$482.29 per US dollar) equals ThCh$1,916,620,460).

For purposes of allocating the above-mentioned value of the In-Kind Contribution in connection with the accounting treatment for non-monetary contributions described below to each of the Portfolio Companies involved in Endesa Spain’s In-Kind Contribution, the average of the weights allocated by each of the three appraisers to each of the Portfolio Companies involved in the valuations was used.

Cash contribution

For the preparation of the pro forma unaudited condensed consolidated balance sheet as of September 30, 2012, it was assumed that the shareholders other than Endesa Spain had subscribed the shares that would correspond to them in cash (US$2,581 million, or ThCh$1,244,790,490), based on the assumed value of the In-Kind Contribution described under “Contribution of Portfolio Companies’ Share Interests” above.

Theoretical price of the shares

The unaudited pro forma condensed consolidated financial statements were prepared using the closing price of the Company’s common stock on the Santiago Stock Exchange of Ch$166.07 on November 8, 2012.

Earnings per share

To determine the pro forma basic earnings per share information in the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2011 and the nine months ended September 30, 2012, the contribution of Portfolio Companies’ shares has been considered as an increase in the number of shares issued.  In accordance with SEC rules on pro forma information, the increase in the number of shares issued due to the cash contribution has not been taken into account in the earnings per share calculation shown on the unaudited pro forma condensed consolidated statements of income.

Accounting treatment for non-monetary contributions:

a)      Contributions of interests in companies currently controlled, directly or indirectly, by Enersis

These contributions were recorded in accordance with the provisions of the International Accounting Standard No. 27 (2008) “Consolidated Financial Statements”, which provides that an increase in the participation in companies which the Company already controls shall be deemed as an equity transaction.  This means that the book value of assets and liabilities that are already recorded will not be modified, even if the reasonable value of the transaction differs from them.  The acquired non-controlled ownership interests consider the proportion that they represent in the equity of such subsidiary according to the book value consolidated in the Company’s financial statements.

The difference between the book value and the economic value of the non-controlled ownership interests considered, is directly reflected in Other Reserves in Equity Attributable to the Owners of the Parent Company.

b)      Contribution of participation in companies currently either controlled by or with a significant influence from Endesa Spain, which Enersis currently does not control or participate in.

For accounting purposes, these contributions are deemed to be a transaction between entities controlled by the same company, considering that these contributions are made by Endesa Spain, which is the parent company of Enersis.  Enersis applies the “pooling of interest” method to record this type of transaction, which requires it to maintain the book value of the assets and liabilities contributed to the consolidation and to reflect any difference in Other Reserves in Equity Attributable to the Owners of the Parent Company.

The difference between the book value of the net assets that are incorporated to the consolidation arising from this contribution, and the value of the consideration transferred that corresponds to the shares that will be issued in exchange to the economic value considered, is directly reflected in Other Reserves in Equity Attributable to the Owners of the Parent Company.

B.   Pro Forma Adjustments

(1)   Adjustments for Subscription for Shares: Reflects the amount of the Capital Increase of US$2,581 million, or ThCh$1,244,790,490, that the shareholders can subscribe for in cash (at the exchange rate specified by the Board on November 6, 2012).

(2)   Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates: Reflects the contribution of US$74 million, or ThCh$35,689,460 (at the exchange rate specified by the Board on November 6, 2012), that would be made by Endesa Spain of the ownership interests in companies which Enersis currently does not control and consolidate.  The ownership interests after the transaction are the following: Empresa Eléctrica Cabo Blanco S.A.C. (80%), Generalima SAC S.A. (100%), Inversora Dock Sud S.A. (57.14%), Endesa Cemsa S.A. (55%) and Yacylec S.A. (22.22%).

(3)   Adjustments for Additional Interests in Consolidated Subsidiaries: Reflects the contribution of US$3,900 million, or ThCh$1,880,931,000 (at the exchange rate specified by the Board on November 6, 2012), that would be made by Endesa Spain of the ownership interests in companies which Enersis currently does not control or consolidate.  The ownership interests after the transaction are the following: Endesa Brasil S.A. (28.48%), Ampla Energía e Serviços S.A. (7.7%), Ampla Investimentos e Serviços S.A. (7.7%), Emgesa S.A. ESP (21.6%), Codensa S.A. ESP (26.7%), Compañía Eléctrica San Isidro S.A. (4.4%), Inversiones Distrilima S.A.C. (34.83%) and Empresa Distribuidora Sur S.A. (6.2%).

(4)   Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries: Reflects the eliminations for intercompany transactions between the Portfolio Companies that are being consolidated into Enersis’s consolidated financial statements as a result of the In-Kind Contribution and the companies that were historically part of Enersis’s consolidated group.

(5)   Pro Forma Consolidated: For the conversion of amounts in the pro forma unaudited condensed consolidated financial statements to US dollars, the closing exchange rate on September 30, 2012 of Ch$473.77 per US dollar was used for the pro forma unaudited condensed consolidated balance sheet, and the average exchange rates for the year ended December 31, 2011 and the nine months ended September 30, 2012 of Ch$483.57 per US dollar and Ch$489.19 per US dollar, respectively, were used for the pro forma unaudited condensed consolidated statements of income.

ANNEX B

Operating Company
Holding Company
ELA(1)
60.62%
Enersis
Portfolio Companies
55.0%
6.2%
57.1%
22.2%
7.7%
7.7%
28.5%
4.4%(2)
26.7%
21.6%
34.8%
80.0%
100%
20.0%
Cemsa
Edesur
Inversora Dock Sud
Yacylec
Ampla
Ampla Invest-imentos
Endesa Brazil(3)
San Isidro
Codensa
Emgesa
Distrilima
Cabo Blanco
Genera-lima
69.9%
63.6%
Investluz
56.6%
99.6%
Cachoeira
100%
CIEN
100%
Fortaleza
100%
Pratil
50.0%
49.0%
DECSA
82.3%
51.7%
60.0%
36.5%
Dock Sud
Coelce
Trans-quillota
Cundina-marca
Edelnor
Piura

(1) ELA also directly owns 1.59% of Coelce
(2) Result of merger of Pangue into San Isidro
(3) Endesa Brazil also directly owns 46.9% Ampla and Ampla Investimentos, 54.6% of Investluz and 2.3% of Coelce

Source: Walker Report

B-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: November 20, 2012